FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


04031868

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission file number 333-102846

For the month of June 2004

Sanitec International S.A.
19-21 boulevard Prince Henri
L-1724 Luxembourg
RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☒ No☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐ No☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sanitec International S.A.
(Registrant)



By: ____________________
Name: Timo Lehto
Title: Principal Financial Officer and Director

4 June 2004

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements. All statements other than statements of historical fact included in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, and future developments in the markets where we participate or are seeking to participate, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors" in our annual report on Form 20-F, filed with the SEC on April 28, 2004, as well as those included elsewhere in this report. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

- our ability to service our existing indebtedness;
- our ability to fund our future operations and capital needs through borrowing or otherwise;
- our ability to implement successfully our business strategy, including our ability to integrate our recently acquired businesses, exploit cross-selling opportunities, pursue growth opportunities and restructure our production network, and our ability to realize financial benefits from cost-saving initiatives;
- our expectations with respect to European economic and general industry conditions;
- our ability to establish and maintain production and supply channels;
- our ability to compete effectively in a highly competitive environment; and
- our expectations about growth in demand for our products.

We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by cautionary statements contained throughout this report. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

2003

Sanitec



Annual Report

SANITEC'S ON-LINE REPORT

For several years we have also published the Sanitec annual report in an on-line version on our website. As well as the elements of a standard annual report, the site contains additional information on various topics related to our company presented as text, pictures, animations and video clips. Please visit our On-line Report at www.sanitec.com.



Sanitec

Contents



Words from the President

For Sanitec Group, 2003 was characterised by a challenging economic climate in some of our major markets and the ongoing structural changes in our company. As in the previous year, we consistently and successfully continued the process of becoming "One Company" and made great progress towards a new, integrated organisation. Among other things, this entailed the systematic restructuring of our production network for ceramic products in Europe and the overall co-ordination of our worldwide market activities by the Bathroom Ceramics and Bath and Shower Products business segments.

The overall trend in the European construction sector was mildly positive, but the development in our core markets was not consistent. We saw especially strong growth in Italy, Finland and Denmark and in the United Kingdom and Poland we increased net sales in local currency terms. Germany and Benelux, eastern Europe and Russia failed to meet our expectations. However, we are convinced of the long-term success of the projects started in these areas. Our 2003 performance has further consolidated and strengthened our European market position.

The overall trend in net sales was slightly downward. The operating profit decreased by 5.2% to EUR 49.4 million. Our EBITDA also decreased against the prior year by EUR 6.0 million. In real terms, however, our operating performance improved because this year's result was strongly influenced by one-time restructuring and integration consulting costs of EUR 16.9 million. This positive development is due to the comprehensive restructuring measures which we partly began in 2002 and consistently pursued in 2003. Apart from the introduction of central strategic purchasing, these include the controlled reduction in SGA costs throughout the Group, active management of working capital and lower production costs in Bathroom Ceramics.

With our strong local brands, we are building a European multi-brand company. The key is to gather knowledge at the corporate level to support our local activities. At the same time, we can continue to benefit from our strong local brands and our knowledge and experience of the local market, customer requirements and styles. Our focus last year, and even more so this year, is about creating win-win situations for both our customers and our company. We are determined to excel as a customer-oriented and marketdriven company.



In March 2004, we signed an agreement with the French Zodiac Group to divest our Evac Vacuum Sewage Systems business. This transaction allows Sanitec to focus on its core business as a leading European provider of bathroom solutions.

We have a challenging year ahead of us at Sanitec and we are embracing it with energy and determination. Sanitec is a unique pool of experience, knowledge, skills and cultural richness - a key factor in our success. In 2004 and beyond we will focus even more on our customers. I strongly believe that, with a very competitive cost structure, Sanitec will be able to outgrow its competition with superior customer service and profitability.

Rainer S. Simon
President and CEO
March 2004

Sanitec in Brief

Sanitec Corporation is a European multi-brand group that designs, manufactures and markets bathroom ceramics and bath and shower products. Also vacuum sewage systems were part of the business until April 2004. The Group is the leading producer of bathroom ceramics in Europe, as well as the largest or second largest supplier of bathroom products in all its main markets.

Sanitec takes advantage of its integrated internal processes and its decentralised marketing structure to be the leading bathroom solutions provider in Europe. Our locally well-known brands have strong positions in their markets and long roots in the bathroom business. This, together with a solid knowledge of local markets, is a key success factor for us.

The Group works closely with customers, industrial partners, architects and designers to develop sustainable bathroom concepts with advanced design to increase the quality of life and wellbeing. Customer and market needs are the driving force of our strategy and operations. We want to be near our customers while offering European-level service.

Continuous product development ensures innovative solutions not only in design and product capabilities, including for instance water-saving technology and product installation. We continuously scrutinise our production processes, using high technology while valuing the input of our skilled individuals. Collaboration and exchange of know-how are basic ways of working in Sanitec – we want to make the most of our key competences, which we develop and build on.

The Group employs almost 8,000 people, mainly in Europe. Our 30 production plants are also in Europe, whereas the sales and marketing network operates worldwide. Sanitec has its headquarters in Helsinki, Finland, and in Hamburg and Ratingen, Germany.

Five years in figures

EUR mill.	1999	2000	2001 Proforma	2002	2003
Net sales	630.0	877.3	994.5	985.4	951.1
Operating profit	81.4	79.5	53.5	52.1	49.4
EBITDA*	115.8	130.0	145.6	147.6	141.6
Personnel, end of period	8,399	8,111	8,546	8,299	7,877

* Not adjusted for restructuring costs.

MARKET SHARE
Bathroom Ceramics


Sanitec
Others
Sanitec's market position
%
100
80
60
40
20
1
1
1
1
1
1
2
2
Germany
France
Scandinavia
Finland
Benelux
Poland
Italy
UK
Source: Sanitec 2002

MARKET SHARE
Bath and Shower Products


Sanitec
Others
Sanitec's market position
%
100
80
60
40
20
5
1
1
1
5
1
5
15
Germany
France
Scandinavia
Finland
Benelux
Poland
Italy
UK
Source: Sanitec 2002

NET SALES BY BUSINESS SEGMENT 2003


Vacuum Sewage Systems 7.6%
Bath and Shower Products 28.7%
Bathroom Ceramics 63.7%

Markets and Business Segments

The bathroom industry continues to evolve from offering products only, to presenting total bathroom solutions and experiences. As individual national economies continue to develop and the standard of living improves across Europe, people are paying more attention to the surroundings in which they live. One of the areas gaining more importance in everyday life is the bathroom.

The bathroom has been transforming into a centre of wellness and regeneration from being simply a necessary utility. This trend is supported by the fact that the average size and number of bathrooms per household has increased as well as the level of expenditure on bathroom improvements. Consumers are increasingly emphasising comfort, convenience and design rather than pure functionality.

However, the housing remodelling and new construction industry is sensitive to the general business climate and economic cycles, which creates a unique set of challenges for companies such as Sanitec supplying the market. Sanitec continuously monitors economic developments and industry trends and adjusts its product offering to accommodate the evolving demands.

Sanitec is well positioned in Europe as the industry leader in both the Bathroom Ceramics and Bath and Shower Products segments. The Sanitec portfolio contains some of the oldest and most respected local brand names in the European bathroom market. The strength of these brands coupled with innovative new products, solid quality, and appealing design, has allowed Sanitec to maintain strong, long-standing relationships with its customers.

Generally, bathroom ceramics and bath and shower products are distributed from the manufacturer via wholesalers and installers to the end customer. Sanitec has a comprehensive sales network through which it maintains close contact with plumbers, planners and architects. Our subsidiaries also have well-established contacts with local distributors. Additional support we offer to our customer base is extensive training on our brands and products as well as in-shop displays.

Since 2000, Sanitec's business has been divided into three segments: Bathroom Ceramics, Bath and Shower Products, and Vacuum Sewage Systems.





Bathroom Ceramics

Wash basins, toilets, bidets, vanity tops

Throughout our history, Sanitec has grown by acquisition as well as organically and has achieved the largest sanitary ceramic production network in Europe. Sanitec produced approximately 13 million bathroom ceramics units in 18 facilities, of which two were closed in 2003. The facilities are located in Europe. Supporting Sanitec's goal to provide the highest quality products at the most competitive prices, our long experience coupled with our state-of-the-art facilities and processes ensures that the products manufactured are of the highest quality and that maximum efficiency is achieved. We also have solid strategic relationships with outsourcing partners located all over the world. Nevertheless, we are continuously optimising our production network to achieve our goals and satisfy market demand. In 2003, Sanitec reaffirmed its leadership position in this segment by taking market share from our nearest competitors in our key European markets.

Bath and Shower Products

Whirlpools, bathtubs, shower enclosures and shower systems

The Bath and Shower Products business segment focuses on the contemporary side of bathroom design. The market demands products in this segment to demonstrate exceptional design and functionality. Sanitec's products are just that. From our top-of-the-line shower systems to our specialised shower enclosures, Sanitec offers a complete line of appealing and truly enjoyable products. We produce our bath and shower products at 13 different facilities throughout Europe. We are able to quickly adapt to the consumer's evolving demands as we are located close to the markets we serve. This market is fairly fragmented and Sanitec has since 2000 remained the largest supplier in European bath and shower product market.

Vacuum Sewage Systems

Vacuum toilet systems, sewage treatment, waste collection and emptying systems

Evac Environmental Solutions is a world leader in total wastewater management systems for the aviation, marine, train and building sectors. These products offer an economical and sustainable alternative to gravity-based waste disposal systems. This business is driven by innovation and engineering excellence. The systems are designed to ensure reliable waste treatment in places not conducive to traditional waste treatment. Evac's customers include some of the largest marine, aircraft and train manufacturers in the world. After-sales supply is also an important part of this business and contributes to an ever increasing portion of revenue. Evac continues to support customers in every aspect from upgrading to replacement of systems.

In March 2004, Sanitec Corporation announced the divestment of its Evac Environmental Solutions business to focus on its core business as a leading European provider of bathroom solutions.



Sanitec
One Company

The most successful companies, in any sector, link strategy, operations, marketing, accounting and other key areas to win. The accent is on ensuring that internal focus matches up with customer needs. The more integrated you can be, the faster you get to the market, the higher the quality of your products, and the better the service.



This holistic business concept is an organic and interrelated process that builds on team-oriented approaches. It is a driving force in Sanitec's "One Company" concept.

Sanitec is changing from being a group of companies into a multi-layer organisation, with increased emphasis on certain group-wide functions. Business segments remained unchanged in 2003: Bathroom Ceramics, Bath and Shower Products, and Vacuum Sewage Systems. The regional sales and marketing organisation is supported by a European ceramic production network and a European bath and shower network.

"The One Company strategy prepares us for highly profitable growth in the next years", says **Rainer Bauer**, Executive Vice President, Central Services. "It is no doubt a complex process and a major change in Sanitec; it involves changes in our organisational structure, developing supply chain oriented business processes e.g. for purchasing and logistics, and ensuring we have standardised core processes through common systems." The step-by-step process is planned to finish by 2005-2006.

Lars Höhmann, Corporate Vice President, Corporate Development and Communications, sees the One Company strategy building on Sanitec's history of independent companies managed mainly on the basis of entrepreneurship. "Although our businesses are so locally anchored, they understand that group-wide coordination in selected areas also supports local business. We are sure that the Group as a more integrated single company has greater power in the marketplace than the sum of its parts."

New Growth Potential

The One Company concept means centralising certain corporate functions to achieve best practices across the Group. "One major strength," says Lars Höhmann, "is our strong local brands and we would never give that competitive advantage away. But, we want to open growth potentials through better European-wide alignment of our activities in areas like Research and Development or Distribution."

An example is to be seen in ceramics production, led by **Pertti Lehti**, Executive Vice President. "Basically what we are implementing is a global supply network for ceramics. We are in the process of creating the world's most cost-effective network. The basic reason for business segment co-ordination is to utilise all the capacities in the network in the best possible way. This allows us to streamline production and improve focus inside our factories."

The advantage to clients is clear. "Through this integration, we have actually been able to provide more products and a wider local range, even though the total range has been trimmed back," points out Lehti.

A key enabler in the transformation process is information management. The focus here has shifted onto group-wide functions as well. Infrastructure and architecture are being built up into a truly Group-wide network.

"By streamlining our internal processes we will be able to better serve our customers," **Tiina Pesonen**, Corporate Vice President, Information Management emphasises. "Our job is to promise transparency, real-time access and security to data."

The number one challenge is to build up a new SAP template for the implementation of the new business model for Sanitec. "The new organisation requires new processes and harmonised master data, and therefore we are building a new SAP template that goes live at Sphinx/ Benelux in spring 2004 followed by a phased roll-out across the Group. The key issue here is that no new business model can function without the systems. So the speed with which we become a fully integrated One Company depends on how well we can roll out over the next two years."

Forward Together

Communicating the goals and means to management and staff at all levels has a pivotal role in successfully implementing the change. Supporting this process, President and CEO **Rainer Simon** has carried out a series of visits to all regions.

In Region Benelux, at the Maastricht site in the Netherlands, he met personnel for a lively question and answer session. According to **Miriam Verhappen** of Benelux Region Communications, the response was highly positive. "People are interested in the future. They now understand that the future is really in their own hands. It is all about being competitive. And, people are working very hard together to ensure this future and to be competitive."

The One Company concept hasn't neglected the fun of 'family'. All set for a typical presentation of 2004 plans and objectives to Rainer Simon, the Benelux management team was recently surprised in a building exercise in which they were issued aprons and ushered into a cooking class!

"We were divided up into teams of two or three people to create our own dinner," explains Miriam Verhappen. Afterwards, we ate it together and talked. It was a different, a better way to interact."

That is Sanitec as One Company - Together. Different. Better.





Brand Asset Management

Brands deliver an emotional connection. Sanitec is a multi-brand organisation with a brand portfolio representing product ranges that truly provide comfort zone familiarity. An intangible, so to speak. But a successful brand also positively affects tangible assets and in this way builds brand equity. In Sanitec, brand equity is considered a major means to drive shareholder value.

This past year saw a transformation within the Group. "Streamlining the brand portfolio was a key element of this process. This is a long-term focus in line with our new issues and strategies ," states **Georg Wagner**, Senior Vice President, Ceramics Brands and Products, and continues, "Because of our multi-brand approach, Sanitec is developing its business base through brand advantages. Each of our brands is constantly evolving. So a well-managed level of understanding of each brand within the various regions and business segments is needed to make sure the essence of that brand is reflected in the market."

Cross-Approaches

In an effort to exploit the synergies of each brand, Sanitec has enhanced its overall portfolio via cross-selling. This plays an important role especially in the growing Bath and Showers segment. "The beauty of joining the Sanitec Group was that it opened up the bath and showers market for us," comments **Anna Burns**, Marketing Manager for Twyford. "We saw a good fit with the Revita brand. Twyford was able to capitalise on the range of hydrotherapy products to expand our strengths and capabilities. It was a win-win situation for both the customer and us. The Twyford sales force understood the routes to the market and was able to offer a difference with reassurance of technical expertise and back-up."

In addition to the leverage gained from cross-selling, increased co-operation with top designers offered further brand building opportunities. Georg Wagner is pleased with this new move. "The concept of co-branding actually began back in the 1980s with the launch of our Courrèges series. The Joop! project was our most recent offering, and has already received high market recognition. Its distribution base is rapidly expanding. Keramag and Koralle joined forces with the Joop! design team and taps and tiles specialists to develop a complete bathroom solution. This provided the consumer with innovative technology, outstanding functionality and a designer look. The Joop! concept boosted our presence beyond our core industry. Oh – and not to give away any secrets, but there will be more to come...".

Cross-selling. Co-branding. Cross-marketing. **Corrado Giovannetti**, Executive Vice President, Bath and Shower Products, is all too happy to comment on this concept. "Ceramics is a well-established unit. Bath and Showers, in general, is still in the process to become one. Our strategy is to identify the brands that add value – brands which do not compete, but complement each other. And then we optimise our overall portfolio with the Bath and Shower Products needed to enrich the other segments. The key is to allocate brands consistent within the Group portfolio. We capitalise on the competences of each product to create the ultimate brand portfolio encompassing Bath and Showers, Ceramics and Wellness."

Appreciation for Brand Value

One can describe Sanitec as a 'glocal' organisation, competing both globally and locally. The Group has the knowledge and experience of the local markets while at the same time it understands the bigger picture and can optimise its resources and capabilities to fit the needs of the customer at any level. The multi-brand approach has supported a common alliance in the quest to be a leading supplier of bathroom solutions.

Sanitec has come full course on the transformation process. The Group invests in building the value of its brands. And has used its brands to achieve market leadership and generate profitability. This recently re-defined brand strategy has been geared towards the local strengths of different brands, which has opened up opportunities to go after different segments. The Group has been able to offer a highly qualified response to the varying market needs. For Sanitec, Brand Asset Management is part of an active growth strategy.


SHOWER GEL
SANITEC



A Dynamic Response

Consumers tend to purchase a specific lifestyle and culture along with their bathroom products. It is not enough to recognise what is needed in the market. The key to success is acting fast and focused to satisfy those demands.

'Atrium' is the name of a completely new wellness-dome which was introduced by Keramag at the international sanitary fair 'ISH 2003' in Frankfurt. It has proven a great success. And why? The short answer is: it is what the market wants and wants now.

The dome marks the entry into private bathrooms of phototherapy which prevents winter fatigue by stimulating the hormones responsible for a feeling of wellbeing. The colour spectrum of Atrium is designed to allow the eye to transform light into impulses which have positive effects on the nervous system. A separate phototherapy for the back creates a feeling of wellness and relaxes the muscles. Atrium allows steam baths with aroma therapy, body-, back- and foot-massages, and a hand shower with four different kinds of jets.

"There is a major trend regarding wellness. In the Bath and Showers market segment this is the trend driving demand," points out **Uwe Henning** of Keramag's Marketing Department. "We knew the demand was there for the integrated functions. We found that the functionality is already in the market, but not this total approach."

What Buyers Want

This awareness was based on market research via wholesalers and showroom staff, on a research target group of end users and driven by the direction of house-building and furniture fairs. "Out of this wealth of information we took the ideas of architecture and functions and gathered these into a design brief. And once the designer confirmed our briefing, that we in fact had read the market demands right, he took all this and put it into the design of the product and integrated the functions we asked for," Henning explains.

Several years earlier the impact of coloured lighting had been evaluated by a professor at the University of Technology in Munich. "We verified this through other research and psychologists have confirmed the impact on the mood of human beings. We found that this is a function consumers really wanted."

Buyer response since launch has been highly positive. As Uwe Henning sees the process, "This is because the functionality is what we found the end-user wants. The design for the ease and reliability of installation is a key feature that the constructors want. It has been a real winner!"

Another product design to watch is the one-piece wc developed especially for the Middle and Far Eastern markets, scheduled for launch in 2004.

In many of these countries there is a perception that 'bigger is better', and a one-piece wc with its built-in cistern is massive. In the 1990s, Sanitec plants prototyped models, but for various reasons, mainly production costs, they never ended up in the portfolio.

But now, demand particularly in the fast-growing Chinese market has turned things around. As **Bärbel Huckauf**, Corporate Marketing Manager for Export, explains, "One of the most important focuses in Sanitec today is export, especially to Asia and most importantly to China. To penetrate that market you simply must have a one-piece toilet which is a key product. You must have it in order to be seen as a full product range supplier."

Culture Decides

There are very good reasons for this. They are based in culture and perception, and they set the demands. "The Americans brought in the one-piece wc as a high-end luxury product. And it is perceived that way there. The Chinese use hotels a lot and many of the best hotels, designed and supplied by foreigners, have these single-unit pieces. Thus, seen repeatedly in luxury surroundings, it has become associated with a total overall impression of luxury."

Market demand became a market imperative, notes **Theo Fischer**, Area Manager Asia, "In some projects, this type of product was required for hotels and master bathrooms, but we just didn't have the range. And that is one way to lose an entire project. Marketing people at Sanitec Asia were asked to collect market and technical requirements. Bärbel Huckauf together with the Regional Managers created a briefing and five proposals for both a high-end and mid-range version were presented by the design studio. Our product competence centre reviewed the plan, along with the investment. A lot of investment was involved."



As a result, two separate versions are being launched. All the pieces will be launched under the Keramag brand and will also be marketed in Africa and the Americas.

"We tried to focus on a clean, elegant European design, which is what customers in Asia and the Middle East want," says Bärbel Huckauf. "But this is a process that requires attention to detail and cultural differences. Each piece will be individually boxed in a carton for shipping. When these end-users want luxury they want it all the way, and we are giving it to them."

It's All About the Customer

In today's zealous reach for market share, a company has to stretch beyond basic Customer Relationship Management strategy. Customers are looking for more value, but how can a company side-step conventional wisdom and provide that little bit more to gain the competitive edge?

Well, Sanitec has done just that by establishing loyal customer bonds via brand experiences.

Sanitec is a customer-driven organisation, with the customer not necessarily being the end-user. The customer base also includes the so-called middleman: the wholesaler, the planner, the plumber or the installer with completely different needs than the end-user. To provide a full service, the push is towards the functional attributes of the products. The process behind this push is what sets Sanitec apart from its competitors to ultimately deliver added value to the customer.

Total Install – Great Britain

The scenario: Twyford is a major supplier of bathroom products to the professional market. Currently the industry is experiencing a shortage of plumbers and this translates into bathroom installation that is more costly and often hastily carried out. Twyford has extensively researched the issues surrounding bathroom installation and revolutionised the industry by developing Total Install.

Total Install provides easy installation with push-fit nuts and bolts. Features have been redesigned. Taps actually fit to the smaller tap holes, leg sets essentially fold down and basins have been created with a tiling buffer for easy clean-up. A catchy and instructive cd-rom has been produced to help promote the product. And the entire installation process has been reduced from 30 minutes into a compact 3-minute session.

Albatros Training Showroom – Italy

The scenario: The need to reposition Albatros and showcase the new values and vision of the brand. The Albatros Training Showroom was developed to provide the customer with more tools to sell to the end-user. Product experience is the key to this new brand value where the end-user will undoubtedly recognise a lifestyle benefit.

It was realised that customers have a big influence over the end-user. It was easy to translate the concrete technical values, but difficult to transfer the sensation. The showroom provides the emotion to further sell the experience and the sensation associated with the brand. The training stimulates all senses, with the participant leaving the experience with a true sense of feeling the values of the brand.

In essence, Albatros created a sensational journey around the brand.

Expert Koło – Poland

The scenario: A gap in the market between the showroom and the decision maker. The end-user has little or no experience in purchasing and installing the bathroom product. Sanitec Koło designed award-winning software to train leading showrooms on how to become an Expert Koło partner.

The programme stemmed from the idea of providing a one-stop for the end-user. The showroom partner can plan and arrange the total package – by providing professional planning advice, on-site experiences, delivery and installation by certified installers of Koło.

Parallel to this, the Koło websites are created to communicate with the various groups of end-users. For the distributor, this means efficient customer service in regards to claims processing. For the planners and installers, this means online specs and directions for all products. For the press, this means a comprehensive database of articles and photos.

Sanitec Koło has taken customer service one step further to provide perceived value.

Technicum Dubai

The scenario: An emerging export market in the Middle East and surrounding areas. Sanitec sees the opening of Technicum Dubai as a way to showcase a complete bathroom solution for hotels, hospitals and different levels of residences.

Technicum Dubai is a full-service centre that offers

conference and training facilities to the various target groups. By providing a year-round service, Sanitec manages to create an environment where the customer can fully concentrate on the range of brands available.

Substantial change is looming on the horizon. Markets are growing closer together. For Sanitec to secure its position as market leader, it must adapt to the new market situations. In sync with the new business model is the move to better serve the customer and react to the needs of the customer, whomever it may be in the decision process. By implementing brand experiences, Sanitec has created the long-term customer bonds that an organisation needs to stay ahead of the game.


Albatros
ALLIA
PARIS

IDO

Ifö

KERAMAG

KOLO

Koralle
Pure Bathroom

Lecico

LEDA



POZZI-GINORI

revita.

SELLES

Sphinx


Twyford

VARICOR®
Ideen leben.



High-Tech Behind the Scenes

The bathroom is probably the best place ever for thinking... Shaving in the morning, putting on one's make-up, and considering the challenges of a new day... lying in a comfy bath, enjoying a luxurious shower and contemplating the ways of the world... surrounded by the fruits of all that high-technology that hardly any of us even realise is there.

Not so very long ago casting sanitaryware was a hard, grimy job. It was done on benches in plaster moulds and glazing was done manually. Robots came into the picture gradually, starting with glazing and continuing with heavy handling on wc-casting lines. Today, it is still an industry reliant on the expertise of the people involved, but with an astounding high-tech twist.

The experience and skill of personnel have been augmented by investments in high-tech, automated production and sophisticated equipment. One of Sanitec's strengths is the pool of talented employees able to work with cutting-edge production methods.

According to **Pertti Lehti**, Executive Vice President Ceramics, few people walk out of Sanitec's state-of-the-art plants unimpressed, "One of the most striking things is when the robots are delicately trimming and fettling the pieces, making and filling holes and finishing the products. This is something that always interests people."

Impressing the Professionals

Another area which professionals find exciting is the ability to use the same robots throughout the process, from fettling to loading into the kiln and onto the pallets. "We have also been able to automate the entire process right through to firing without the touch of human hands. This really gives colleagues something to think about on the way home," grins Lehti.

Sanitec is escalating the speed of the dissemination of these technologies, and using the lessons already learned. Both the quality of the processes and the product are much improved by directly copying high-tech solutions from one factory to another.

Step into one of these ceramics plants, like the Ifö

Bromölla factory in Sweden, and you'll be pleasantly surprised, as Plant Manager **Rickard Sjögren** has seen happen time and again. "There are two things that immediately strike visitors to our plant. The working environment is very light and sunny with lots of space between the islands of automation. It is not crowded with equipment. It projects a feeling of cleanliness. And, people are impressed that there is so much production going on with so few people around."

The automation at this factory consists not of just robots, but also autocarriers, small forklift trucks moving round the factory. "We have tried to create a 'visual' factory, so that the automation processes are highly visible. We really want to show it all. We want not only that the products are good, but that the plant's image supports our image and marketing."

As in Ceramics, there is a lot of high-tech in the production of Baths and Showers and more actually lurking inside than you may imagine. **Lucien Delesalle**, Corporate Vice President Production & Technology, Bath and Showers, still finds the reactions of visitors to some plant operations amusing, "The main surprise is when they see a flat sheet of plastic turning into a bathtub shape within just 20 seconds. And, most are incredulous when we ask them to pick up a whole bathtub. It is so hard to believe that fresh off the press, without the addition of reinforcement, it weighs a mere six kilograms."

The Right Fit

There are robots here as well for cutting and drilling. The number of holes needed in a whirlpool bath is simply impractical to consider drilling manually. One of the real show-stoppers though is the 'magical' stretching process. "This indeed is very special. Different items require different sizes and thicknesses of plastic sheets for thermoforming into the right shape and size. That means a lot of different sheet, which in turn should mean that you need sheets in lots of sizes and thicknesses in stock. That would be expensive to maintain and manage – you'd never have the right sheet in stock for special orders. So, with this new technology we can stretch to size to the required dimensions. Of course, there is a limit, but within those limits we have a lot more opportunity to give the customers the right tub in the right size at the right time."



Also an astonishing amount of sophisticated electronics is to be found in Sanitec's high-end bath and shower products. "We need a microprocessor in our systems," explains Lucien Delesalle, "Every year customers ask for new functions and there are always fashions like big bubbles today and small bubbles tomorrow. So we use computer technology in the units that makes it possible to easily and quickly modify functions without completely redesigning and re-tooling."

Sanitec's competence centres permanently develop new functions in order to give consumers new sensations and new pleasures. The hidden technology makes it all possible.

Creating Lasting Values

Sanitec brands mirror society. So when customers buy Sanitec products, they buy more than just a lifestyle – they buy a culture as well.

KERAMAG


"Keramag" Keramische Werke Aktiengesellschaft
AKTIE
EINTAUSEND MARK











Building on the local business structure has been a strategic pillar for the new business model. The ability to shift product lines between brands has reinforced the move towards a streamlined comprehensive product portfolio. Some long-standing regional brands have been repositioned and reintegrated into markets and segments to address portfolio white spots. Success lies in the lasting values created from the culture-rich local brands.

Georg Wagner, Senior Vice President, Ceramics Brands and Products, remarks that a major factor in the growth strategy has been in strengthening the Sanitec portfolio based on sound local brands with long traditions and that are highly valued in their respective markets. "The Sanitec heritage is strong within all major regions. Several of our brands are some of Europe's oldest and best known. Sphinx dates back to 1834 and Keramag celebrated its 100th year in 2003. Twyford in the UK has been around since the mid-1880s. Pozzi-Ginori has represented the Italian pottery industry since the 18th century. And Allia has had its roots in France since the 19th century. Also the roots of our Scandinavian brands date back to the late 19th century. This richness of experience is well reflected in our results today".

"We monitor the cultural diversity of the Group and use the in-depth analyses to our advantage. What we see is European unity as well as distinct regional style preferences within segments and product categories. We use this to address a set solution, plus provide differentiation when a specific answer is needed for a region".

Competence

A recent organisational set-up has laid the groundwork for a new Research and Development and Marketing interface. Success rests not in the amount of money spent, but in the way that the money is spent and how it relates to customer needs. To optimise future Research and Development projects, a Product Competence Committee (PCC) has been established for Bathroom Ceramics and Bath and Shower Products.

"Prior to 2003, the Group worked individually. The PCC relies on local marketing managers to provide insight into what new products need to be developed. We now have two Research and Development competence centres: one for shower enclosures, the other for wellness and acrylics. We have consolidated our efforts to develop and deliver products made for a Pan-European market. It is very much a Group project nowadays", states **Rainer Smieja**, Corporate Manager Research and Development, Bath and Showers.

A co-ordinated focus speeds up the process of new product development. All business units are represented in the PCC board. Decisions are based on a combination of strategic and financial criteria. The process is two-fold: the board studies the opportunities, and then looks at the available resources to see if the idea is conceivable.

Corrado Giovannetti, Executive Vice President, Bath and Shower Products, appreciates this new energy. The move towards the PCC is an indication that the Group is keeping with tradition while at the same time providing a powerful tool for brand building. "Part of the transition is to sell all products under one umbrella. We identify the gaps and needs for innovation and then fill those gaps with an integrated offer consisting of products that have succeeded in other regions. Sanitec is a work in progress. The company is always moving forward, constantly evolving. Targets and standards are milestones used to further develop our products. From a motivational point of view, this creates a working challenge."

History and Trends

A brand does not stay on top merely with longevity. To balance out this history, following the trends plays a significant role. Sanitaryware is a highly competitive industry. Yes, consumers buy the recognisable. But the consumer also buys a product that sets it apart from the others. This comes down to the creativity and ingenuity of the designers.

Sanitec brands demonstrate the way of life over the years. The knowledge gained from the heritage brands allows the Sanitec Group to play a big part not only in forecasting, but also in developing future bathroom solution trends.



Group Structure


Sanitec
Regional Business and Brand Management
Business Segments
Bathroom Ceramics
Bath and Shower Products
Corporate Services
LOCAL EXECUTION
GLOBAL STEERING
Controlling & Finance
Information Management
Purchasing
Logistics
Human Resources
Others

Sanitec has changed from being a largely decentralised operation to an integrated European multi-brand organisation that bundles knowledge and co-ordinates at the corporate level, but continues to build on local know-how and market expertise. The Group supports its local business and brand management with corporate-wide processes and operations. The efficient use of resources, general cost-effectiveness and increased alignment within the Group create a distinct competitive advantage for Sanitec.

The matrix structure is based on three pillars: Regional Business and Brand Management, Business Segments, and Corporate Services.

Corporate Services consists of the following functions: Financial Controlling, Treasury, Legal Services, Business Controlling, Information Management, Logistics, Strategic Purchasing, Internal Audit, Human Resources, and Corporate Development and Communications. These functions support the regions and business segments with group-wide systems, core processes and strategies. Especially Information Management, Logistics, Purchasing, and Controlling were reorganised during 2003 with changes to reporting lines and ways of working. The aim is to manage Sanitec through value chains and to operate with standardised processes under central co-ordination.

Seven geographical areas in Europe form the Business and Brand Management Regions, which are responsible for local brand and product portfolio as well as for sales and marketing within the region. Regional service functions provide a counterpart for the Corporate Services. An eighth region is "Export", the main goal of which is to effectively manage and optimise Sanitec's export activities outside Europe.

After the divestment of Evac Environmental Solutions in the first quarter of 2004, Sanitec's business is divided in two business segments: Bathroom Ceramics, and Bath and Shower Products, both of which report sales and profits separately. Sanitec's business segment management focuses on optimal capacity utilisation, on aligning new product development, and on streamlining our existing product portfolio to further support group-wide cross-selling. Both Bathroom Ceramics and Bath and Shower Products have a production network of their own, as well as responsibility for Research and Development. Most of the 30 production units are located in Europe, 13 of them being Bath and Showers plants and 16 Ceramics factories and one for other bathroom products.

Group Legal Structure

The ultimate parent company of Sanitec Group is Pool Acquisition S.A., Luxembourg, which is ultimately owned by investment funds advised by BC Partners, one of the leading European private equity investors.

Production Network in Europe 2003


O Bathroom Ceramics
● Bath and Shower Products

Management

Regional Business and Brand Management

BUSINESS AND BRAND REGIONS	BRAND STEWARDS	MAIN BRANDS
Benelux	Rob van Brug	SPHINX
Central Europe	Georg Wagner	KERAMAG KORALLE
Central Eastern Europe	Marek Kukuryka	KOLO
Nort East Europe	Johan Nilsson	IDO IFÖ
Southern Europe	Corrado Giovannetti	ALBATROS REVITA POZZI-GINORI
South West Europe	Jean-Nicolas Conroy	ALLIA LEDA SELLES
UK and Ireland	Alan Brown	TWYFORD
Exports	Marek Kukuryka	

Supervisory Board

An Extraordinary Shareholders' Meeting of Sanitec Corporation (Sanitec Oy in Finnish) formed the previous Board of Directors of the company into a Supervisory Board with effect from 20 January 2003.

The Chairman of the Supervisory Board is Mr Berndt Brunow, and its other members are Messrs Jens Reidel, Peter Körfer-Schün, Stefano Mazzotti, and Ulrich Wöhr, who replaced Mr Hanns Ostmeier in September 2003.

The same persons, except for Mr Körfer-Schün, also serve as members of the Supervisory Board of Sanitec International AG which includes two additional members, Dr Udo Simmat and Mr Thomas Weinmann, who replaced Mr Hanns Ostmeier in September 2003. The Chairman is Mr Berndt Brunow.

Board of Directors

Owing to the formation of a Supervisory Board, a new Board of Directors was appointed for Sanitec Corporation (Sanitec Oy in Finnish) as of 20 January 2003. It is chaired by Dr Rainer S. Simon, and its other members are Messrs Pertti Lehti and Timo Lehto. They also form the Board of Directors of Sanitec International AG, with the addition of Mr Rainer Bauer and Mr Corrado Giovannetti.

Executive Board of Management

The Executive Board of Management acts under the authority of the President and CEO and is the highest operational decision-making forum in Sanitec Group. Its members are Dr Rainer S. Simon, Messrs Rainer Bauer, Corrado Giovannetti, Pertti Lehti and Timo Lehto.

Board of Management

The Board of Management consists of the members of the **Executive Board of Management** and the Senior Vice Presidents in charge of the Business and Brand Management regions.

Executive Board of Management



Rainer S. Simon
Doctorate, University St. Gallen, born 1950.
President and CEO since 2002.
Joined Sanitec in 2002.



Rainer Bauer
MBA, born 1958.
Executive Vice President, Central Services since 2002.
Joined Sanitec in 2002.



Corrado Giovannetti
Born 1953.
Executive Vice President, Bath and Shower Products since December 2002. Senior Vice President, Southern Europe.
Managing Director of Sanitec Italia SpA.
Joined Sanitec in 2000.



Pertti Lehti
BSc (Econ.), born 1958.
Executive Vice President, Bathroom Ceramics since 2001.
Joined Sanitec in 1988.



Timo Lehto
LLM, BSc (Econ.), born 1951.
Executive Vice President and CFO since 2000.
Joined Sanitec in 2000.



Jean-Nicolas Conroy
BSc (Econ.), born 1957.
Senior Vice President South West Europe since 2003. Managing Director of Allia S.A. since 2001.
Joined Sanitec 1987.



Alan Brown
Qualified Chartered Accountant, born 1955.
Senior Vice President, UK and Ireland since December 2002.
Managing Director of Twyford Bathrooms Ltd since 2002.
Joined Sanitec in 2000.



Rob van Brug
BBA, born 1961.
Senior Vice President, Benelux since December 2002. Managing Director of Koninklijke Sphinx B.V. since 2001.
Joined Sanitec in 2000.



Marek Kukuryka
MSc (Eng.), Licenciate of Journalism, born 1954.
Senior Vice President, Central Eastern Europe and Exports since December 2002.
Managing Director of Sanitec Koło Sp. Z o.o. since 1998.
Joined Sanitec in 1993.



Johan Nilsson
MSc (Eng.), BSc (Econ.), born 1960.
Senior Vice President, North East Europe since December 2002.
Managing Director of Ifö Sanitär AB since 2000.
Joined Sanitec in 1993.



Robert Schäfer
BSc, born 1943.
Senior Vice President, Vacuum Sewage Systems.
Managing Director of Evac International Ltd since 2002.
Joined Sanitec in 1999.
In March 2004 Sanitec announced the divestment of Evac International Ltd.



Georg Wagner
DSc (Econ.), born 1953.
Senior Vice President, Central Europe since December 2002.
Managing Director of Keramag AG since 1998 and of Koralle Sanitärprodukte GmbH since 2000.
Joined Sanitec in 1997.

Events in 2003

New corporate structure

Following the Group strategy of becoming and integrated European multi-brand company, Sanitec's operational corporate structure was reorganised at the beginning of 2003. The new organisation was further specified and implemented throughout the year, with changes to Regional Business and Brand Management, Corporate Services and the two main business segments.

The production optimisation begun in 2002 continued in 2003 with reallocation of production, including plant closures in Queenborough, UK and Warneton, Belgium.

Supervisory Board in Sanitec

Due to changes in legislation, the previous Board of Directors of Sanitec Corporation (Sanitec Oy in Finnish) was formed into a Supervisory Board with effect from 20 January 2003. Consequently, a new Board of Directors was appointed, chaired by Dr Rainer S. Simon.

SEC registration of High Yield Bond

On 7 May 2002 Sanitec International S.A., Luxembourg issued EUR 260,000,000 in 9% p.a. coupon 10-year senior notes.

In January 2003 the Exchange Offer of the high yield bond was registered with the Securities and Exchange Commission in the USA. The Exchange Offer was completed on 20 March 2003.

Significant Events in 2004

Evac Environmental Solutions divested

On 18 March 2004 Sanitec Corporation announced the divestment of its Evac Environmental Solutions business to the French Zodiac Group. The debt-free purchase price was EUR 60 million.

Following the transaction Sanitec focuses on its two core businesses, Bathroom Ceramics and Bath and Shower Products, and is further emphasizing its position as a leading European provider of bathroom solutions.

Production optimisation

As part of the production optimisation process, in March 2004 Sanitec Corporation announced the decision to close its loss-making ceramics production plant in Nitra, Slovak Republic.

Contact Information

Sanitec Headquarters
www.sanitec.com

SANITEC CORPORATION
P.O. Box 447
00101 Helsinki
Mikonkatu 15 A, 7th floor
00100 Helsinki
Finland
tel. +358 9 7095 400
fax +358 9 7731 207

SANITEC INTERNATIONAL AG
Esplanade 41, 3rd floor
20354 Hamburg
Germany
tel. +49 40 34102 900
fax +49 40 34102 999

SANITEC SERVICE GmbH
P.O. Box 101006
40839 Ratingen
Kreuzerkamp 11
40878 Ratingen
Germany
tel. +49 2102 916 393
fax +49 2102 916 461

ALLIA, SELLES, LEDA
www.allia.fr
Allia S.A.S.
Z.A. du Bois Gasseau
77210 Samoreau
France
tel. +33 1 60 71 66 66
fax +33 1 60 71 66 67

IDO
www.idobathroom.com
Ido Bathroom Ltd.
Kornetintie 6
00380 Helsinki
Finland
tel. +358 9 6155 600
fax +358 9 61556620

IFÖ
www.ifosanitar.com
Ifö Sanitär AB
P.O. Box 140
Folketshusgatan 1
295 22 Bromölla
Sweden
tel. +46 456 480 00
fax +46 456 480 48

KERAMAG
www.keramag.com
Keramag AG
Postfach 101420
40834 Ratingen
Kreuzerkamp 11
40878 Ratingen
Germany
tel. +49 2102 916 0
fax +49 2102 916 245

KORALLE
www.koralle.de
Koralle Sanitärprodukte GmbH
Postfach 1763
32591 Vlotho
Industriegebiet Hollwiesen
Hollwieser Strasse 45
32602 Vlotho
Germany
tel. +49 5733 140
fax +49 5733 142 95

LECICO
www.lecicoegypt.com
www.lecico.com.lb
Lecico Egypt S.A.E.
P.O. Box 358
Khorshid
Alexandria
Egypt
tel. +20 3 518 0011
fax +20 3 518 0027

SANITEC ITALIA
www.albatros-idromassaggi.com
www.revita-idromassaggi.com
www.pozzi-ginori.com
Sanitec Italia S.p.A
Via Valcellina, A-2
Zona Industriale Nord
33097 Spilimbergo PN
Italy
tel. +39 0427 587 111
fax +39 0427 503 04

SANITEC KOŁO
www.koło.com.pl
Sanitec Koło Sp. Z o.o.
Ul, Domaniewska 41
Budynek Merkury
02-672 Warsaw
Poland
tel. +48 22 6060 294
fax +48 22 6060 297

SPHINX
www.sphinx.nl
Koninklijke Sphinx B.V.
Postbus 1019
6201 BA Maastricht
Boschstraat 24
6211 AX Maastricht
The Netherlands
tel. +31 43 350 22 33
fax +31 43 325 74 53

TWYFORD
www.twyfordbathrooms.com
Twyford Bathrooms Ltd.
Lawton Road
Alsager, Stoke-on-Trent
Staffordshire, ST7 2DF
United Kingdom
tel. +44 1270 879777
fax +44 1270 873864



SANITEC'S ON-LINE REPORT

For several years we have also published the Sanitec annual report in an on-line version on our website. As well as the elements of a standard annual report, the site contains additional information on various topics related to our company presented as text, pictures, animations and video clips. Please visit our On-line Report at www.sanitec.com.



Sanitec

SANITEC CORPORATION

www.sanitec.com

P.O.Box 447 • 00101 Helsinki

Mikonkatu 15 A • 00100 Helsinki • Finland

tel. +358 9 7095 400 • fax +358 9 7731 207

2003

Sanitec



Annual Report

Introduction

Sanitec Annual Report 2003 presents the financial statements and additional financial information of Sanitec International S.A., a company registered in Luxembourg, and its subsidiaries (the "Group" and the "Successor"). This Group came operatively into existence on April 3, 2002 when previously dormant Sanitec International S.A. became the parent company of the Group.

The Group was originally formed on June 7, 2001, when Sanitec Oy, formerly Pool Acquisition Helsinki Oy, acquired Sanitec Oyj and its subsidiaries (the "Predecessor"). On December 14, 2001 the shares of Sanitec Oy, formerly Pool Acquisition Helsinki Oy were transferred to Pool Acquisition Netherlands B.V. , and on April 3, 2002 the shares of Pool Acquisition Netherlands B.V. were transferred to Sanitec International S.A.

The financial statements in this Annual Report present the financial statements of the Group consolidated at the level of the parent company at the end of each financial period concerned. Due to the acquisition of Sanitec Oyj, the financial statements of the Predecessor prior to and as of June 7, 2001 are not fully comparable to the financial statements of the Successor after that date, as the financial statements of the Successor follow a new accounting basis. For further information on the principles of consolidation please refer to the Summary of Significant Accounting Policies on page 18 of the Financial Statements of this Annual Report.

The financial statements presented in this Annual Report include the Statements of Operations, Balance Sheets, Statements of Cash Flows and selected additional financial information of the Predecessor and the Successor.

Sanitec International S.A. was registered with the Securities and Exchange Commission (SEC) in the United States on March 20, 2003. Following the requirements of SEC for foreign registrants, a complete set of financial statements prepared in accordance with Form 20-F will be published and registered with SEC by April 30, 2004. The Form 20-F will be available also on our internet pages **www.sanitec.com.**

Contents

Summary of Operating and Financial Review and Prospects

The discussion and analysis below provides information, which we believe is relevant to an assessment and understanding of our consolidated financial position and results of operations. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes.

Highlights 2003

- ***Group sales for the year were in line with prior year sales after adjustments for currency exchange rate effects and special items in the previous year.***
- ***Sales increases in most other regions compensated for the weak market situation in Germany and the Netherlands.***
- ***One time Restructuring and Integration consulting costs of EUR 16.9 million strongly affected our EBITDA for 2003 which was EUR 141.6 million or 14.9% of net sales***
- ***Total operating expenses were reduced by EUR 31.2 million or 3.3% driven primarily by our integration process and Sales, General, and Administration cost reduction initiatives.***
- ***Industrial capital expenditures remained at an optimal level of EUR 32.0 million or 3.4% of net sales compared to EUR 36.1 million or 3.7% of net sales in 2002.***
- ***Net indebtedness was substantially reduced by EUR 47.5 million or 6.8% to EUR 653.6 million compared to previous year.***
- ***Cash flow from operating activities increased EUR 27.1 million in comparison to previous year, largely through improved working capital management.***

The following discussion and analysis may contain management's evaluations and statements reflecting our views about the future performance and may constitute forward-looking statements. These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, the nature of competition, developments in distribution, industry trends, influence of currency fluctuations and inflation, and other factors which may or may not be discussed below may affect our performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The discussion below in this subsection includes a comparison of the consolidated historical financial statements of Sanitec International S.A. for the years ended December 31, 2002 and December 31, 2003. We have prepared the consolidated financial statements in accordance with Finnish GAAP.

Net Sales

Consolidated

Despite a continuing economic slump in some of our main markets, we were generally able to maintain our net sales at previous year's levels after adjustments for foreign currency exchange differences and special items in the prior year. Net sales for 2003 were EUR 951.1 million compared to EUR 985.4 million in 2002 which is a decrease of 3.5% or EUR 34.3 million. Currency exchange rate variances impacted our net sales in 2003 by negative EUR 26.7 million and our net sales in 2002 were increased by a one-time EUR 5.5 million customer bonus accrual reversal in our Keramag unit. The negative effect of the weak markets in Germany and the Netherlands was partially offset by growth, specifically in Southwest Europe, France, the United Kingdom & Ireland, as well as in the Central Eastern region, Poland and the Ukraine, and Southern Europe, Italy. Solid growth in the North Eastern Europe region, Finland, Denmark, and Norway was diluted by poor sales performance in Russia.

Bathroom Ceramics

Bathroom Ceramics net sales for 2003 were EUR 605.7 million compared to EUR 619.7 million in 2002, a decrease of EUR 14.0 million or 2.3%. Currency exchange rate variances negatively impacted our net sales in 2003 in this segment by EUR 16.0 million. In 2002 our net sales in this segment were increased by a one-time EUR 5.5 million customer bonus accrual reversal in our Keramag unit. Good sales volumes, particularly in France, the United Kingdom and Ireland, Italy, Poland, the Ukraine, and the Scandinavian countries, as well as increasing average selling prices in Italy, the Benelux, and the Scandinavian countries are at the core of this performance. Higher selling prices compensated for a slight overall decline in volumes.

Bath and Shower Products

Bath and Shower Products net sales for 2003 were EUR 273.4 million against EUR 293.6 million for 2002, a decrease of EUR 20.2 million or 6.9%. Currency exchange rate variances negatively impacted our net sales in 2003 in this segment by EUR 6.0 million. Weakness in the German market, a soft market in Italy, and a slow down of our sales to the Russian market are the primary drivers of this variance.

Vacuum Sewage Systems

Vacuum Sewage Systems net sales for 2003 were EUR 72.0 million compared to EUR 72.1 million in 2002, a decrease of EUR 0.1 million or 0.1%. Currency exchange rate variances impacted our net sales in 2003 in this segment by negative EUR 4.7 million. The increase was primarily due to an improvement in the marine and train businesses. However, demand in the aviation segment remained soft.

Operating Expenses

During 2002 and continuing in 2003 we successfully implemented several improvements in our cost structures. Cost of products sold – materials and consumables decreased by 3.1% or EUR 9.7 million to EUR 299.1 million, compared to EUR 308.8 million in 2002. This decrease can be traced back to our purchasing cost savings initiatives coming to fruition. We started in 2002 and continued in 2003 renegotiating contracts with our current supply partners and looking for new supply partners with the goal of sourcing our raw materials with the best quality at the lowest possible cost. The savings achieved primarily stretch over our Bathroom Ceramics and Bath and Shower Products segments.

Personnel costs were decreased substantially by 5.3% or EUR 15.8 million to EUR 283.7 million from EUR 299.5 million in 2002. This change is a direct result of our ongoing strategy of restructuring our production networks and the related closure of production units, as well as the reorganization and integration of the sales, marketing, and administration functions throughout the group.

Cost of outside services also decreased by EUR 6.6 million or 7.0% in 2003 to EUR 88.0 million from EUR 94.6 million in 2002. Due to the increased group integration and sharing of outsourced products and services cost reductions were achieved by renegotiating supply contracts with current suppliers as well as establishing contracts with new strategic sourcing partners.

Other operating income and expenses, net, increased by 2.8% or EUR 3.8 million to EUR 138.7 million from EUR 134.9 million in 2002. This increase resulted from EUR 16.9 million of one-time expenses related to integration consulting and restructuring. Starting in the second half of 2002 and continuing in 2003, we implemented measures in all business units to reduce sales, general, and administration costs. Integration and centralization of common functions such as information technology management, sharing of resources among our units such as competence centers, and lower costs due to purchasing initiatives lead to this reduction.

Depreciation and amortization

Depreciation and amortization for the year 2003 decreased by 3.5% or EUR 3.3 million to EUR 92.2 million from EUR 95.5 million in 2002. The key to the decrease in depreciation can be found in our ceramics production network restructuring and the rationalization of our capital expenditure. In 2003 we closed an additional production facility in Queenborough in the United Kingdom, as well as gaining the full year effects of the plant closures in 2002. We also invested in new assets in a focused manner in order to achieve the maximum return on investment.

Operating Profit

Consolidated

Our operating profit for the year 2003 decreased by 5.2% or EUR 2.7 million to EUR 49.4 million from EUR 52.1 million for the year 2002. Our operating profit margin slightly decreased from 5.3% for the year 2002 to 5.2% for the year 2003. Operating profit in 2003 was negatively affected by EUR 16.9 million of one-off restructuring and integration consulting costs. Operating profit for 2002 was positively influenced by a EUR 5.5 million customer bonus accrual reversal in our German unit.

Bathroom Ceramics

Bathroom Ceramics operating profit was EUR 31.6 million, a decrease of EUR 3.4 million or 9.7% compared to the prior year. Operating profit for 2002 in this segment was positively influenced by a EUR 5.5 million customer bonus accrual reversal in our German unit. The performance in this segment is linked largely to our ceramics production network restructuring. Additional closures of certain manufacturing facilities and continued outsourcing to our strategic partners enabled us to drive down our production costs.

Bath and Shower Products

Bath and Shower Products operating profit was only marginally lower than in the prior year at EUR 14.8 million compared to EUR 15.0 million in 2002 in absolute terms. Through our production cost reduction efforts and efficiency programs, we were able to compensate our sales decline in this segment and increase our operating profit margin to 5.4% of net sales in year 2003 from 5.1% in year 2002.

Vacuum Sewage Systems

Vacuum Sewage Systems operating profit for the year 2003 was considerably higher than in year 2002 at EUR 3.0 million against EUR 2.1 million in 2002. Sales increases from improving business conditions in the marine and train business sectors coupled with cost efficiency programs allowed us to improve our operating profit margin from 2.9% of net sales in year 2002 to 4.2% of net sales in year 2003.

EBITDA

The EBITDA of 2003 was EUR 141.6 million compared to EUR 147.6 million in 2002. One-off Restructuring and Integration consulting costs reduced our EBITDA for 2003 by EUR 16.9 million. A one-time accrual reversal adjustment of EUR 5.5 million in our Keramag unit positively affected our EBITDA in 2002.

Bathroom Ceramics

Bathroom Ceramics EBITDA for 2003 was EUR 96.1 million compared to EUR 99.7 million in 2002, a decrease of EUR 3.6 million or 3.6%. EBITDA for 2002 in this segment was positively influenced by a EUR 5.5 million customer bonus accrual reversal in our German unit. Operational efficiency from our ceramics production restructuring program drives the remaining increase.

Bath and Shower Products

Bath and Shower Products EBITDA for 2003 was EUR 38.7 million compared to EUR 43.1 million in 2002, a decrease of EUR 4.4 million or 10.2%. This decrease is due mostly to the sales situation driven by the soft market in our German and Italian markets as well as a drop off in sales to the Russian market. We were able to partially compensate the sales decline with sales, general, and administration cost reduction programs in this segment.

Vacuum Sewage Systems

Vacuum Sewage Systems EBITDA for 2003 was EUR 6.8 million compared to EUR 4.8 million in 2002, an increase of EUR 2.0 million or 41.7%. Improved business conditions in the marine and train businesses and cost control programs compensated for the continuously flat aviation and building segments.

Other income and expenses, net

Other income and expenses, net, consists of the net of interest income and other financial income, exchange gains and losses, write downs of financial assets and interest expenses and other financial expenses; in other words it represents our net financial position.

Other income and expenses, net, expense decreased by EUR 7.6 million to EUR 92.8 million in year 2003 against EUR 100.4 million in 2002. This improvement results from the decrease in our interest expenses for 2003. The prior year interest expense was affected by the one time cost of the replacement of our junior credit facility with the High Yield Senior notes in May 2002. We did not record any significant gain or loss from financial derivatives in 2003. The net cash outflow from other income and expenses, net, was EUR 55.6 million in the year 2003, compared to EUR 60.8 million in the year 2002.

Income taxes

Income taxes during the year 2003 were EUR 24.6 million, compared to EUR 26.4 million for the year 2002. The 2003 current year income taxes were increased on 2002 as a result of higher taxable income in certain subsidiaries and a provision recorded for assumed residual taxes for previous fiscal years in Germany and France. These increases were offset by a change in deferred taxes, primarily caused by a release of the valuation allowance recorded previously on deferred tax assets in the United Kingdom. Cash tax payments in the year 2003 were EUR 18.0 million, compared to EUR 14.7 million in the year 2002.

Extraordinary Items

Extraordinary expenses of EUR 18.8 million in December 2003 include impairment recorded for goodwill in connection with the sale of the Vacuum Sewage Systems segment announced in March 2004. The impairment has no tax consequences.

Capital expenditure

Our industrial capital expenditure in 2003 was EUR 32.0 million, 3.4% of net sales, compared to EUR 36.1 million or 3.7% of net sales in 2002. Outside normal maintenance investments, our intense focus on capital spending allowed us to concentrate our investments in strategically vital targets and reach an optimal level of capital expenditure. In May 2002 we booked as financial capital expenditure EUR 23.8 million of expenses arising from the refinancing of the Junior Credit Facility by the High Yield Senior Notes.

Personnel

At the end of 2003 Sanitec employed 7,877 people compared to 8,299 in 2002, which is a reduction of 422 persons. The largest headcount reductions resulted from plant closings in the United Kingdom, which were partially offset by an addition of personnel in our plants in low cost regions, and headcount reductions in our administration functions.

Subsequent events

In March 2004, Sanitec concluded a contract with the French Zodiac Group for a sale of Evac International Ltd, the holding company of our Vacuum Sewage Systems segment operations. Through the closing of this transaction in April 2004, the operations of the entire Vacuum Sewage Systems segment were sold to Zodiac. The agreed total cash consideration of the transaction was EUR 60 million, which will be mostly used for early repayment of loans to financial institutions under senior credit facility.

In March 2004, Sanitec announced to close a bathroom ceramics production plant in Nitra, the Slovak Republic. The plant employs currently 174 employees, who will be affected by the closure.

Selected Financial Data

(Amounts in millions of euro, except ratios)	Predecessor			Successor			
	Sanitec Oyj			Pool Acquisition Netherlands B.V.	Sanitec International S.A.		Proforma [1] Pool Acquisition Netherlands B.V.
	Year ended December 31, 1999	Year ended December 31, 2000	Period from January 1 - June 7 2001	Period from June 8 - December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003	(unaudited) Year ended December 31, 2001
Statement of Operations Data:							
Net sales	630.0	877.3	446.9	547.6	985.4	951.1	994.5
Other operating income	4.7	6.6	3.1	8.6	7.5	7.9	11.7
Operating Expenses:							
Costs of products sold – materials and consumables	(194.9)	(265.0)	(130.3)	(176.4)	(308.8)	(299.1)	(306.7)
Personnel	(167.5)	(268.6)	(137.8)	(166.4)	(299.5)	(283.7)	(304.2)
Outside services	(63.7)	(80.6)	(42.0)	(52.3)	(94.6)	(88.0)	(94.3)
Depreciation and amortization	(34.4)	(50.5)	(25.7)	(51.0)	(95.5)	(92.2)	(92.1)
Other operating expenses	(92.8)	(139.7)	(83.8)	(71.6)	(142.4)	(146.6)	(155.4)
Operating profit	81.4	79.5	30.4	38.5	52.1	49.4	53.5
Other income and (expenses):							
Equity in income (loss) of associated companies	(0.8)	(3.8)	(0.5)	0.8	0.5	1.9	0.3
Other income and expenses, net	(9.3)	(11.4)	(6.7)	(40.8)	(100.4)	(92.8)	(83.2)
Income (loss) before income taxes and minority interests	71.3	64.3	23.2	(1.5)	(47.8)	(41.5)	(29.4)
Income taxes	(26.6)	(24.9)	(8.5)	(13.2)	(26.4)	(24.6)	(21.5)
Minority interests	(1.3)	(0.2)	–	(0.2)	(0.6)	(0.5)	(0.2)
Income (loss) before extraordinary items	43.4	39.2	14.7	(14.9)	(74.8)	(66.6)	(51.1)
Extraordinary items	–	–	(1.4)	(2.3)	–	(18.8)	–
Net income (loss)	43.4	39.2	13.3	(17.2)	(74.8)	(85.4)	–
Cash Flow Information:							
Cash flow from operating activities	77.8	47.5	9.3	65.0	39.1	66.2	–
Cash flow from investing activities	(151.2)	(12.0)	(159.0)	(955.6)	(58.3)	(23.8)	–
Cash flow from financing activities	76.0	(48.6)	152.9	958.6	(14.1)	(24.7)	–
Capital expenditures	26.3	44.7	22.0	28.8	63.7	32.0	–
Cash interest expenses[2]	10.0	14.2	8.9	28.8	68.5	(58.5)	–
Balance Sheet Data:							
Cash and cash equivalents	30.8	17.7	21.1	68.0	34.6	50.8	–
Intangible assets	132.3	140.7	196.0	801.2	766.6	695.9	–
Total assets	811.0	780.6	995.0	1,590.9	1,501.0	1,408.0	–
Total indebtedness	403.8	343.4	550.1	1,356.2	1,363.0	1,381.6	–
Total indebtedness, excluding PIK and shareholder loans	407.7	343.4	550.1	984.0	958.0	942.3	–
Total net debt[3]	193.1	156.4	324.5	696.8	716.0	669.5	–
Total shareholders' equity	339.5	366.9	375.4	131.9	40.7	(65.6)	–
Total PIK and shareholder loans	–	–	–	372.2	405.0	439.3	–
Other Information:							
Operating profit	81.4	79.5	30.4	38.5	52.1	49.4	53.5
Depreciation and amortization	34.4	50.5	25.7	51.0	95.5	92.2	92.1
EBITDA[4]	115.8	130.0	56.1	89.5	147.6	141.6	145.6
Ratio of earnings to fixed charges[5]	6.5x	4.6x	3.1x	1.0x	(48.3)	(43.2)	(29.7)
Ratio of EBITDA to cash interest expenses	11.6x	9.2x	6.3x	3.1x	2.2x	2.4x	2.6x
Ratio of total net debt to EBITDA	1.7x	1.2x	–	–	4.9x	4.7x	–
Personnel, end of period	8,399	8,111	9,135	8,546	8,299	7,877	8,546

[1] Calculated on a pro forma basis for the period from January 1 through December 31, 2001, to present financial information of Sanitec International on a consolidated basis, *assuming the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. and our sale of high yield senior notes had occurred on January 1, 2001.*

[2] We define cash interest expenses as interest expenses less accrued interest related to the PIK loan and the shareholder loan.

[3] We define total net debt as the total of long term debt including current installments and current debt, less cash and cash equivalents. Subordinated indebtedness (PIK-loan and Shareholder loan) is excluded.

[4] We have presented EBITDA in order to allow for greater comparability between periods as well as an indication of our result on an on-going basis. *Due to a considerable increase in the amortization of goodwill under Finnish GAAP starting as of June 8, 2001 and a substantial amount of non-cash depreciation* and amortization, we believe EBITDA allows additional understanding of our operational performance. We define EBITDA as earnings before interest, taxes, depreciation and amortization.

[5] Ratio of earnings to fixed charges is computed by dividing our income before income tax expenses, minority interests, equity method earnings (losses) and fixed charges by our fixed charges, all under Finnish GAAP. Our fixed charges consist of interest expensed and capitalized, amortization of capitalized interests and amortization of deferred financing costs plus one-third of rental expenses which we estimate to be the portion attributable to interest. For the year ended December 31, 2001, on a pro forma basis, for the year ended December 31, 2002, and for the year ended December 31, 2003 the ratio of earnings to fixed charges was less than 1.0x. Sanitec International would have been required to generate additional earnings of EUR 29.7 million, EUR 48.3 million and EUR 43.2 million respectively, to be able to cover its fixed charges during the period. For the periods that the ratio of earnings to fixed charges was less than 1.0x, the difference between earnings and fixed charges is indicated.

Results of Operations

The following table shows, for the periods indicated, financial information derived from our consolidated historical financial statements and proforma financial statements of the Successor for the period of January 1 to December 31, 2001.

	Predecessor		Successor							
	Sanitec Oyj		Pool Acquisition Netherlands B.V.		Sanitec International S.A.				Proforma Pool Acquisition Netherlands B.V.	
	January 1 - June 7, 2001		June 8 - December 31, 2001		January 1 – December 31, 2002		January 1 – December 31, 2003		(unaudited) January 1 – December 31, 2001	
	EUR in million	% of net sales	EUR in million	% of net sales	EUR in million	% of net sales	EUR in million	% of net sales	EUR in million	% of net sales
Net sales:										
Bathroom Ceramics	278.5	62.3	332.0	60.6	619.7	62.9	605.7	63.7	610.5	61.4
Bath and Shower Products	132.0	29.5	162.9	29.7	293.6	29.8	273.4	28.7	294.9	29.7
Vacuum Sewage Systems	36.4	8.1	52.7	9.7	72.1	7.3	72.0	7.6	89.1	9.0
Total	446.9	100.0	547.6	100.0	985.4	100.0	951.1	100.0	994.5	100.0
Operating expenses:										
Cost of products sold – materials and consumables	(130.3)	(29.2)	(176.4)	(32.2)	(308.8)	(31.3)	(299.1)	(31.4)	(306.7)	(30.8)
Personnel	(137.8)	(30.8)	(166.4)	(30.4)	(299.5)	(30.4)	(283.7)	(29.8)	(304.2)	(30.6)
Outside services	(42.0)	(9.4)	(52.3)	(9.6)	(94.6)	(9.6)	(88.0)	(9.3)	(94.3)	(9.5)
Depreciation and amortization	(25.7)	(5.8)	(51.0)	(9.3)	(95.5)	(9.7)	(92.2)	(9.7)	(92.1)	(9.3)
Other operating income and expenses, net	(80.7)	(18.1)	(63.0)	(11.5)	(134.9)	(13.7)	(138.7)	(14.6)	(143.7)	(14.4)
Total	(416.5)	(93.3)	(509.1)	(93.0)	(933.3)	(94.7)	(901.7)	(94.8)	(941.0)	(94.6)
Operating profit:										
Bathroom Ceramics	18.5	6.6	17.4	5.2	35.0	5.6	31.6	5.2	–	–
Bath and Shower Products	9.7	7.3	14.8	9.1	15.0	5.1	14.8	5.4	–	–
Vacuum Sewage Systems	2.2	6.0	6.3	12.0	2.1	2.9	3.0	4.2	–	–
Total	30.4	6.8	38.5	7.0	52.1	5.3	49.4	5.2	53.5	5.4
Other income and expenses, net	(6.7)	(1.5)	(40.8)	(7.5)	(100.4)	(10.2)	(92.8)	(9.8)	(83.2)	(8.4)
Income taxes	(8.5)	(1.9)	(13.2)	(2.4)	(26.4)	(2.7)	(24.6)	(2.6)	(21.5)	(2.2)
Income (loss) before extraordinary items	14.7	3.3	(14.9)	(2.7)	(74.8)	(7.6)	(66.6)	(7.0)	(51.1)	(5.1)
Extraordinary items	(1.4)	(0.3)	(2.3)	(0.4)	–	–	(18.8)	(2.0)	–	–
Net income (loss)	13.3	3.0	(17.2)	(3.1)	(74.8)	(7.6)	(85.4)	(9.0)	–	–
Other financial information:										
EBITDA[1]										
Bathroom Ceramics	37.6	13.5	54.8	16.5	99.7	16.1	96.1	15.9	92.4	15.1
Bath and Shower Products	15.3	11.6	26.1	16.0	43.1	14.7	38.7	14.2	41.4	14.0
Vacuum Sewage Systems	3.2	8.8	8.6	16.3	4.8	6.7	6.8	9.4	11.8	13.2
Total	56.1	12.6	89.5	16.3	147.6	15.0	141.6	14.9	145.6	14.6
Personnel by business segment										
Bathroom products (Bath and Shower Products + Bathroom Ceramics)	8,813		8,243		8,017		7,623		8,243	
Vacuum Sewage Systems	322		303		282		254		303	
Total	9,135		8,546		8,299		7,877		8,546	

[1] See note (4) under "Selected Historical Financial Information" for the definition of EBITDA and method of calculating EBITDA

Net Sales and Operating Profit by Quarter and by Business Segment

					Successor					
	Pool Acquisition Netherlands B.V.	Sanitec International S.A.								
(Amounts in millions of euro)	(unaudited) Period from January 1 – March 31, 2002	(unaudited) Period from April 1 – June 30, 2002	(unaudited) Period from July 1 – September 30, 2002	(unaudited) Period from October 1 – December 31, 2002	(unaudited) Period from January 1 – March 31, 2003	(unaudited) Period from April 1 – June 30, 2003	(unaudited) Period from July 1 – September 31, 2003	(unaudited) Period from October 1 – December 31, 2003	Period from January 1 – December 31, 2002	Period from January 1 – December 31, 2003
Net sales	251.5	257.1	236.9	239.9	241.9	245.2	226.7	237.3	985.4	951.1
Other operating income	0.9	2.7	0.9	3.0	1.6	1.2	1.3	3.8	7.5	7.9
Operating expenses										
Cost of products sold - materials and consumables	(77.9)	(79.2)	(78.3)	(73.4)	(73.7)	(77.2)	(74.7)	(73.5)	(308.8)	(299.1)
Personnel	(78.8)	(79.0)	(68.3)	(73.5)	(75.6)	(74.8)	(65.9)	(67.4)	(299.5)	(283.7)
Outside services	(24.0)	(25.1)	(22.5)	(23.0)	(22.0)	(20.6)	(19.8)	(25.6)	(94.6)	(88.0)
Depreciation and writedowns	(11.1)	(16.8)	(11.0)	(12.5)	(11.4)	(10.8)	(10.7)	(16.0)	(51.4)	(48.9)
Amortization of goodwill	(11.1)	(11.2)	(11.3)	(10.5)	(11.0)	(10.8)	(10.7)	(10.8)	(44.1)	(43.3)
Other operating expenses	(37.2)	(37.4)	(33.3)	(34.5)	(34.7)	(38.6)	(34.0)	(39.3)	(142.4)	(146.6)
Operating profit	12.3	11.1	13.2	15.5	15.1	13.6	12.2	8.5	52.1	49.4
Net Sales:										
Bathroom Ceramics	159.5	160.7	149.5	150.0	155.6	155.1	145.9	149.1	619.7	605.7
Bath and Shower Products	74.0	79.0	69.5	71.1	68.4	72.4	64.6	68.0	293.6	273.4
Vacuum Sewage Systems	17.9	17.5	17.9	18.8	17.9	17.7	16.2	20.2	72.1	72.0
Total net sales	251.5	257.1	236.9	239.9	241.9	245.2	226.7	237.3	985.4	951.1
EBITDA										
Bathroom Ceramics	23.4	25.7	25.2	25.4	25.7	24.2	23.7	22.5	99.7	96.1
Bath and Shower Products	9.6	12.5	9.0	12.0	10.3	9.1	8.5	10.8	43.1	38.7
Vacuum Sewage Systems	1.5	0.9	1.3	1.1	1.5	1.9	1.4	2.0	4.8	6.8
Total EBITDA	34.5	39.1	35.5	38.5	37.5	35.2	33.6	35.3	147.6	141.6

Net Indebtedness

(Amounts in millions of euro)	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003
Total debt (including shareholder loan and PIK loan)	1,141.7	1,146.7	1,139.3	1,155.6	1,154.0	1,148.0	1,144.0	1,159.6
Cash and bank balances (-)	51.6	29.3	54.0	34.6	14.1	15.3	31.3	50.8
Shareholder loan (-)	312.2	312.0	312.0	334.3	334.3	334.3	334.3	358.5
PIK loan (-)	60.0	66.7	66.7	70.7	70.7	75.7	75.7	80.8
Total net debt [1]	717.9	738.7	706.6	716.0	734.9	722.7	702.7	669.5
Interest bearing receivables / short-term (-)	6.0	6.3	6.0	5.9	5.5	4.9	5.5	5.8
Interest bearing receivables / long-term (-)	9.1	9.0	9.1	9.0	9.0	9.4	9.7	10.1
Net indebtedness (excluding shareholder loan and PIK loan)	702.7	723.4	691.5	701.1	720.4	708.4	687.5	653.6
Shareholder loan (+)	312.2	312.0	312.0	334.3	334.3	334.3	334.3	358.5
PIK loan (+)	60.0	66.7	66.7	70.7	70.7	75.7	75.7	80.8
Net indebtedness (including shareholder loan and PIK loan)	1,074.9	1,102.1	1,070.2	1,106.1	1,125.4	1,118.4	1,097.5	1,092.9

[1] We define total net debt as the total of Long term debt including current installments and current debt, less cash and cash equivalents. Subordinated indebtedness (PIK-loan and Shareholder loan) is excluded.

(Amounts in millions of euro)	Change	Sanitec International S.A.
Net indebtedness (including shareholder loan and PIK) September 2003		**1,097.5**
Change of net indebtedness		
Increase/(Decrease) of interest bearing debt	15.6	
(Increase)/Decrease of interest bearing loan receivable	(0.7)	
(Increase)/Decrease in cash and cash equivalents	(19.5)	
Increase/(Decrease) of net indebtedness October–December 2003		(4.6)
Net indebtedness (including Shareholder loan and PIK) December 2003		**1,092.9**
Uses/sources		
Uses/sources non-cash effective		
Capitalized interest on PIK and Shareholder loans	(29.3)	
Exchange variance of liabilities	0.5	(28.8)
Uses/sources cash effective		
Cash flow from operating activities	36.4	
Cash flow from investing activities	(5.3)	
Other variances	2.3	33.4
Decrease of net indebtedness October – December 2003		**4.6**

NET SALES BY COUNTRY 2003


Others 12.4%
Germany 14.7%
Americas 2.7%
Poland 5.7%
Finland 4.0%
France 15.5%
Denmark 4.2%
Norway 5.0%
Italy 9.1%
UK 11.0%
Sweden 7.0%
Benelux 8.7%

NET SALES BY REGION 2003


Evac 7.6%
Export 2.1%
Central Europe 16.9%
North-East Europe 22.6%
South-West Europe 15.3%
Central Eastern Europe 7.3%
Southern Europe 8.9%
UK and Ireland 10.9%
Benelux 8.4%

CURRENCY DISTRIBUTION Invoiced Sales 2003


Others 11.0%
USD 4.3%
PLN 5.2%
SEK 7.0%
GBP 11.8%
EUR 60.7%

CURRENCY DISTRIBUTION Operating Costs 2003


USD 2.5%
Others 3.5%
PLN 4.8%
SEK 12.3%
GBP 7.9%
EUR 69.0%

EBITDA BY BUSINESS SEGMENT 2003


Vacuum Sewage Systems 4.8%
Bath and Shower Products 27.3%
Bathroom Ceramics 67.9%

PERSONNEL BY COUNTRY 2003


Other countries 6.8%
Portugal 4.0%
France 18.2%
Finland 5.5%
Italy 8.5%
Germany 15.8%
Benelux 9.1%
Sweden 10.6%
Poland 12.9%
UK 8.6%

NET SALES BY BUSINESS SEGMENT 1999 – 2003


Bathroom Ceramics
Bath and Shower Products
Vacuum Sewage Systems
EUR million
1 000
900
800
700
600
500
400
300
200
100
99
00
01
02
03

EBITDA* 1999 – 2003


Bathroom Ceramics
Bath and Shower Products
Vacuum Sewage Systems
EUR million
160
140
120
100
80
60
40
20
99
00
01
02
03

* Not adjusted for restructuring costs.

NET SALES BY QUARTER 2002 – 2003


Bathroom Ceramics
Vacuum Sewage Systems
Bath and Shower Products
2002*
2003
Q1
Q2
Q3
Q4
50
100
150
200
250
300
EUR million

* Q1: Pool Aqcuisition Netherlands B.V.
Q2-Q4: Sanitec International S.A.

PERSONNEL 1999 – 2003


10 000
9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
99
00
01
02
03

Consolidated Statements of Operations

(Amounts in millions of euro)	Sanitec International S.A. [1]			
	(unaudited) Period from January 1 – March 31, 2003	(unaudited) Period from January 1 – June 31, 2003	(unaudited) Period from January 1 – September 31, 2003	Period from January 1 – December 31, 2003
Net sales	241.9	487.1	713.8	951.1
Other operating income	1.6	2.8	4.1	7.9
Operating expenses:				
Cost of products sold - materials and consumables	(73.7)	(150.9)	(225.6)	(299.1)
Personnel	(75.6)	(150.4)	(216.3)	(283.7)
Outside services	(22.0)	(42.6)	(62.4)	(88.0)
Depreciation and writedowns	(11.4)	(22.2)	(32.9)	(48.9)
Amortization of goodwill	*(11.0)*	*(21.8)*	*(32.5)*	*(43.3)*
Other operating expenses	(34.7)	(73.3)	(107.3)	(146.6)
Operating profit	15.1	28.7	40.9	49.4
Other income (expenses):				
Equity in income (loss) of associated companies	0.5	2.0	3.7	1.9
Other income and expenses, net	(24.3)	(46.1)	(69.6)	(92.8)
Income (loss) before income taxes and minority interests	(8.7)	(15.4)	(25.0)	(41.5)
Income taxes	(5.7)	(12.4)	(18.7)	(24.6)
Minority interests	(0.2)	(0.4)	(0.6)	(0.5)
Income (loss) before extraordinary items	(14.6)	(28.2)	(44.3)	(66.6)
Extraordinary items	–	–	–	(18.8)
Net income (loss)	(14.6)	(28.2)	(44.3)	(85.4)
EBITDA	37.5	72.7	106.3	141.6

[1] Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

Consolidated Balance Sheets

(Amounts in millions of euro)	Sanitec International S.A. [1] At December 31, 2002	(unaudited) At March 31, 2003	(unaudited) At June 30, 2003	(unaudited) At September 30, 2003	At December 31, 2003
Assets					
Fixed assets and other long-term investments					
Intangible assets, net:					
Goodwill	721.5	707.7	696.6	685.5	655.5
Other intangible assets	45.1	43.5	43.2	41.4	40.4
	766.6	751.2	739.8	726.9	695.9
Property, plant and equipment, net:					
Land	73.1	72.4	71.1	71.1	68.4
Buildings	111.0	106.8	104.2	101.7	98.9
Machinery and equipment	100.9	94.4	94.3	87.4	90.3
Other tangible assets	6.2	5.9	5.8	5.6	7.5
Advances paid and construction in progress	11.2	12.4	11.9	21.8	10.0
	302.4	291.9	287.3	287.6	275.1
Long-term investments and receivables:					
Investment securities	0.8	0.5	0.4	0.4	0.3
Other receivables	9.2	9.2	9.6	9.9	10.3
	10.0	9.7	10.0	10.3	10.6
Investments in associated companies	33.8	33.0	33.0	34.1	23.6
Total fixed assets and other long-term investments	1,112.8	1,085.8	1,070.1	1,058.9	1,005.2
Current assets:					
Inventories:					
Finished goods	78.2	80.7	83.3	79.3	82.0
Work in progress	21.9	23.1	23.1	22.1	20.5
Raw material	56.5	58.0	57.8	55.9	58.5
	156.6	161.8	164.2	157.3	161.0
Trade accounts receivable	154.5	179.5	187.6	178.8	145.8
Loans receivable	6.0	5.5	5.1	5.3	5.9
Prepaid expenses and accrued income	22.1	20.0	21.7	18.6	19.9
Other current assets	14.4	23.1	12.1	14.4	19.4
Cash and cash equivalents	34.6	14.1	15.3	31.3	50.8
	231.6	242.2	241.8	248.4	241.8
Total current assets	388.2	404.0	406.0	405.7	402.8
Total assets	1,501.0	1,489.8	1,476.1	1,464.6	1,408.0

(1) Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

Consolidated Balance Sheets

(Amounts in millions of euro)	At December 31, 2002	(unaudited) At March 31, 2003	(unaudited) At June 30, 2003	(unaudited) At September 30, 2003	At December 31, 2003
	Sanitec International S.A. [1]				
Shareholders' equity and total liabilities					
Shareholders' equity:					
Share capital	10.0	10.0	10.0	10.0	10.0
Share premium funds	140.1	140.1	140.1	140.1	140.1
Other reserves	(9.6)	(15.1)	(15.7)	(16.5)	(18.8)
Retained earnings (deficit)	(25.0)	(102.6)	(104.6)	(104.2)	(111.5)
Net income (loss) for the period	(74.8)	(14.6)	(28.2)	(44.3)	(85.4)
Total shareholders' equity	40.7	17.8	1.6	(14.9)	(65.6)
Minority interests	3.2	3.3	3.5	3.1	3.0
Provisions	94.1	92.3	95.9	94.4	89.0
Non-current liabilities:					
Long term debt, excluding current installments	719.6	719.5	700.0	700.0	680.4
Shareholder loans and subordinated loans	405.0	405.0	410.0	410.0	439.3
Deferred tax liabilities	7.9	9.8	10.2	10.6	9.6
	1,132.5	1,134.3	1,120.2	1,120.6	1,129.3
Current liabilities:					
Current debt	4.9	3.3	6.4	2.9	3.3
Current installments of long-term debt	26.1	25.8	31.6	31.1	36.6
Trade accounts payable	92.5	86.9	89.7	75.8	97.8
Accrued expenses and deferred income	94.6	98.0	96.7	113.9	97.0
Other current liabilities	12.4	28.1	30.5	37.7	17.6
	230.5	242.1	254.9	261.4	252.3
Total liabilities	1,363.0	1,376.4	1,375.1	1,382.0	1,381.6
Shareholders' equity and total liabilities	1,501.0	1,489.8	1,476.1	1,464.6	1,408.0

[1] Sanitec International S.A. was dormant with no operational activity until April 3, 2002.

Consolidated Statements of Cash Flows

(Amounts in millions of euro)	Sanitec International S.A. (unaudited) Period from January 1 – March 31, 2003	(unaudited) Period from April 1 – June 30, 2003	(unaudited) Period from July 1 – September 30, 2003	(unaudited) Period from October 1 – December 31, 2003	(unaudited) Period from January 1 – June 30, 2003	(unaudited) Period from January 1 – September 30, 2003	Period from January 1 – December 31, 2003
Cash flow from operating activities:							
Operating profit	15.1	13.6	12.2	8.5	28.7	40.9	49.4
Intangibles, property, plant and equipment, net							
Depreciation, amortization and writedown	22.4	21.6	21.4	26.8	44.0	65.4	92.2
Selling profit / (loss) of fixed assets	–	–	(0.1)	(0.9)	–	(0.1)	(1.0)
Cash flow before working capital changes	37.5	35.2	33.5	34.4	72.7	106.2	140.6
Changes in working capital							
Current assets, non-interest bearing, (increase) / decrease	(36.1)	2.0	8.8	24.0	(34.1)	(25.3)	(1.3)
Inventories, (increase) / decrease	(8.3)	(2.9)	7.3	(5.2)	(11.2)	(3.9)	(9.1)
Current liabilities, non-interest bearing, increase / (decrease)	(0.3)	4.8	(12.3)	17.4	4.5	(7.8)	9.6
	(44.7)	3.9	3.8	36.2	(40.8)	(37.0)	(0.8)
Cash flow from operating activities before financial items and taxes	(7.2)	39.1	37.3	70.6	31.9	69.2	139.8
Interest expenses paid	(8.2)	(17.3)	(4.8)	(28.6)	(25.5)	(30.3)	(58.9)
Interest income received	0.9	0.6	0.7	0.6	1.5	2.2	2.8
Other financial income received and paid	2.6	(1.6)	1.6	(2.1)	1.0	2.6	0.5
Income taxes paid	(5.0)	(4.4)	(4.5)	(4.1)	(9.4)	(13.9)	(18.0)
Cash flow from operating activities (A)	(16.9)	16.4	30.3	36.4	(0.5)	29.8	66.2
Cash flow from investing activities:							
Investments in tangible and intangible assets	(5.2)	(7.2)	(10.4)	(9.2)	(12.4)	(22.8)	(32.0)
Proceeds from sale of tangible and intangible assets	0.3	3.8	0.2	3.9	4.1	4.3	8.2
Cash flow from investing activities (B)	(4.9)	(3.4)	(10.2)	(5.3)	(8.3)	(18.5)	(23.8)
Cash flow from financing activities:							
Loans receivable, (increase) / decrease	0.3	(0.1)	(0.6)	(0.5)	0.2	(0.4)	(0.9)
Current loans increase / (decrease)	(1.7)	3.3	(3.6)	0.6	1.6	(2.0)	(1.4)
New long term loans	3.2	–	–	–	3.2	3.2	3.2
Amortization of long term loans	–	(13.7)	–	(13.5)	(13.7)	(13.7)	(27.2)
Dividends paid	–	–	(0.6)	–	–	(0.6)	(0.6)
Other changes, including exchange rate changes	1.7	(0.9)	1.3	0.1	0.8	2.1	2.2
Cash flow from financing activities (C)	3.5	(11.4)	(3.5)	(13.3)	(7.9)	(11.4)	(24.7)
Change in cash and cash equivalents (A+B+C), increase / (decrease)	(18.3)	1.6	16.6	17.8	(16.7)	(0.1)	17.7
Cash and cash equivalents at the beginning of period	32.4	13.7	14.7	33.0	32.0	31.4	33.1
Cash and cash equivalents at the end of period	14.1	15.3	31.3	50.8	15.3	31.3	50.8
Reconciliation of cash and cash equivalents							
As previously reported	34.6	14.1	15.3	31.3	34.6	34.6	34.6
Foreign exchange adjustment	(2.2)	(0.4)	(0.6)	1.7	(2.6)	(3.2)	(1.5)
Cash and cash equivalents at the beginning of period	32.4	13.7	14.7	33.0	32.0	31.4	33.1
Change in cash and cash equivalents	(18.3)	1.6	16.6	17.8	(16.7)	(0.1)	17.7
Cash and cash equivalents at the end of period	14.1	15.3	31.3	50.8	15.3	31.3	50.8

Summary of Significant Accounting Policies

a) Description of business

Sanitec International S.A. (the "Group" and "Successor") is a multinational group headquartered in Helsinki, Finland and Hamburg and Ratingen, Germany engaged in the production of bathroom ceramics, bath and shower products and vacuum sewage systems. The Group's sales and production network operates throughout Europe, and its vacuum sewage systems business is global. Net sales of 94% of the Group were generated in Europe and 6% throughout the rest of the world. In 2003, net sales were distributed as follows: bathroom ceramics- 64%, bath and shower products- 29%, and vacuum sewage systems ("EVAC")- 7%. The Group's raw materials are readily available and the Group is not dependent on any single supplier.

b) Basis of preparation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Finland ("Finnish GAAP"). The preparation of the consolidated financial statements in conformity with Finnish GAAP requires the Group's management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of intangible assets, property, plant and equipment; valuation allowances for receivables, inventories and deferred income tax assets; provisions for restructuring of operations; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

c) Principles of consolidation

The consolidated financial statements include the financial statements of Sanitec International S.A., a company registered in Luxembourg, and its wholly and over 50% owned subsidiaries, collectively the "Group". Sanitec International S.A. is a 100% owned subsidiary of Sanitec International AG, a company registered in Germany. Sanitec International AG is a 93.33% owned subsidiary of Pool Acquisition S.A., a company registered in Luxembourg. Pool Acquisition S.A. has no operating assets or income.

Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was formed by funds advised by BC Partners in order to acquire Sanitec Oyj, which was a publicly listed company on the Helsinki Exchanges. On June 7, 2001, Sanitec Oyj (the "Predecessor") was acquired by Sanitec Oy, formerly Pool Acquisition Helsinki Oy. On November 14, 2001, the total share capital of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was transferred as contribution in kind to Pool Acquisition Netherlands B.V. On March 31, 2002 Sanitec Oyj was merged with Pool Acquisition Helsinki Oy, which changed its name to Sanitec Oy as of the same date.

Sanitec International S.A. was incorporated on May 8, 2001 and was dormant until activated to issue the EUR 260 million Senior Notes in May 2002. The shares of Pool Acquisition Netherlands B.V. were transferred to Sanitec International S.A. as contribution in kind on April 3, 2002. Pool Acquisition Netherlands B.V. was liquidated in November 2002.

Sanitec International S.A. and Sanitec Oy, formerly Pool Acquisition Helsinki Oy, are members of the Group under common control of Pool Acquisition S.A., the parent company. The results of operations and cash flows attributable to Sanitec Oyj have been included in the consolidated financial statements of the Group from June 8, 2001.

The acquisition of Sanitec Oyj was accounted for as a purchase business combination. Restructuring provisions related to the Group management's plans for the Sanitec acquisition are included as a component of goodwill.

The consolidated financial statements for the period ended June 7, 2001 present on a historical cost basis the assets, liabilities, revenues and expenses of the Predecessor prior to the completion of the acquisition. Accordingly, the accompanying financial statements of the Predecessor and the Group are not comparable in all material respects, since the Group's financial position, results of operations and cash flows use a new accounting basis.

All significant intercompany balances and transactions have been eliminated in consolidation. Sphinx Technical Ceramics B.V., a wholly owned subsidiary of the Group, whose ownership was intended to be temporary is excluded from consolidation because it was acquired to be disposed of subsequent to its acquisition. The operations of the company were closed in 2003.

Investments in the common stock of associated companies, in which the Group owns between a 20% and 50% interest, including 50% owned joint ventures, are accounted for by the equity method.

Minority interests are presented separately on the balance sheet. Results related to minority interests are presented on the income statement as a separate item, net of tax.

d) Transactions denominated in foreign currencies

The financial statements of the Group's subsidiaries are measured using the euro as the functional currency. The assets and liabilities of the Group's operations are translated into euro at the current exchange rate prevailing at the balance sheet date and revenues and expenses are translated at the average exchange rate for the financial period. Gains and losses from exchange rate differences arising from translations are recorded directly to retained earnings and other equity.

Transactions denominated in non-euro currencies are recorded at the exchange rate prevailing at the date of the transaction. At the end of the accounting period assets and liabilities denominated in non-euro currencies are translated at the exchange rate prevailing at the balance sheet date. Gains and losses that arise from exchange rate fluctuations on transactions and assets and liabilities denominated in non-euro currencies are included in the results of operations.

e) Derivative financial instruments

The business operations of the Group give rise to certain exposure to risks related to interest rates and non-euro currency. These risks are managed to minimize their impact on the Group's profitability and financial position.

The Group considers its derivative financial instruments to be a hedge when certain criteria are met.

For a non-euro currency derivative instrument to qualify as a hedge, the instrument must be related to a non-euro currency asset, liability, or commitment, or a portfolio of assets, liabilities and commitments, the characteristics of which have been identified; involve the same currency as the hedged item; and reduce the exposure to the risk of non-euro currency exchange movements on the Group's operations.

For an interest rate derivative instrument to qualify as a hedge, the instrument must be related to an asset or a liability, or to a portfolio of assets and liabilities; and must change the character of the interest rate by converting a variable rate to a fixed rate or by converting a fixed rate to a variable rate.

The Group does not use derivative financial instruments for speculative purposes.

Forward exchange contracts and currency swaps

Gains and losses on forward exchange contracts and currency swaps that are designated and effective as hedges are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. The interest component determined at the inception of the contract is accrued as interest income and expense over the contract term.

Interest rate swaps

Interest rate swaps that are designated as cash flow hedges of debt obligations are accounted for on an accrual basis. That is, the interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to the interest expense of the designated liability.

Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date based on amounts calculated by reference to the respective interest rate swap contracts. Realized gains and losses that occur from the early termination or expiration of contracts are recorded in net income over the remaining period of the original swap agreement, if the underlying hedge liability has an impact on net income.

Interest rate and foreign currency options

Gains and losses on interest rate and foreign currency options that are designated and effective as hedges are deferred and recognized in net income or as adjustments of carrying amounts when the hedged transactions occur. Fair value changes from currency options classified as trading are recorded to net income.

f) Revenue recognition

The Group recognizes revenue from product sales upon shipment, when the customer takes ownership and when the customer assumes the risk of loss. Generally, revenue is recognized based on the shipping terms at either the shipping point, if the terms are free on board ("F.O.B.") shipping point, or upon delivery, if the terms are F.O.B. destination point. The majority of the Group's sales are F.O.B. shipping point. There is no deferred income recorded for the Predecessor as of June 7, 2001 or the Group as of December 31, 2001, December 31, 2002 or December 31, 2003.

Net sales consist of gross sales revenues reduced by certain items including indirect sales taxes and sales discounts. The Group estimates and records provisions for cash discounts, quantity rebates, sales returns and allowances and original warranties in the period the sale is reported based on its experience.

g) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks and highly liquid short-term investments. For purposes of the consolidated statement of cash flows, the Group considers all highly liquid investments to be cash equivalents. As of December 31, 2001, the Group held cash equivalents of EUR 22.9 million which were restricted to acquisition related payments. As of

December 31, 2002 and as of December 31, 2003 there were no restrictions related to cash and cash equivalents.

h) Accounts receivable

Accounts receivables are recorded at historical cost, less a provision for doubtful accounts. Management considers current information and events regarding the debtors' ability to repay their obligations, and makes a provision against amounts due when it is probable that the full amount will not be collected. Changes in the level of provision are recorded as bad debt expense.

i) Impairment of non-current assets

Impairment of goodwill, property, plant and equipment and other non-current assets is recognized if the estimated future revenue generated by the non-current asset is expected to be permanently lower than the historical cost, net of depreciation. The amount of impairment is calculated as the difference between the estimated future revenue generated and the historical cost, net of depreciation and recorded as an expense. Non-current assets may be revalued upwards to recover amounts previously recorded as impairment.

j) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method or average cost method for finished goods and the average cost method for raw materials. Cost includes direct manufacturing, labor and materials, variable overhead and full absorption of manufacturing overhead. Costs associated with assets produced for internal use are capitalized and depreciated over their estimated useful lives.

k) Goodwill and other intangible assets

Goodwill, which represents the excess of purchase price over the fair value of certain net assets acquired, is amortized on a straight-line basis over the periods expected to benefit, generally 20 years. Other intangible assets include patents and license rights, computer software, leasehold improvements and are amortized over 3 to 10 years.

Internally developed intangible assets are generally expensed when incurred, while intangible assets acquired from others are capitalized. For non-material intangible assets acquired from others it is allowed to expense the costs when incurred.

Costs attributable to development of computer software are either capitalized or expensed when incurred using the following principles:

- costs incurred during the preliminary planning and evaluation phase are expensed when incurred;
- costs incurred during the application development stage are capitalized and amortized over the useful economic life of the asset; and
- costs incurred after the completion of the application development stage and those incurred during the operation stage are expensed when incurred.

For non-material software development costs incurred during the application development stage are allowed to be expensed when incurred.

l) Debt issuance costs

Costs related to the issuance of debt are capitalized under other intangible assets and amortized generally on a straight-line basis over the lives of the related debt.

m) Fixed assets and depreciation

Property, plant and equipment is stated at cost less accumulated depreciation. Interest expense related to major investment projects in Poland has been capitalized.

Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets according to plan as follows:

Buildings	20-30 years
Machinery and equipment	3-15 years

n) Investments in marketable securities

Investment securities held as short-term investments are recorded at the lower of cost or market value. Investments, which are considered long-term, are recorded at the lower of cost or market value, if the value adjustment is considered permanent.

o) Other current assets

Other current assets consist of prepayments of insurance premiums, income and other taxes, rental payments and other financial items such as interest income receivable.

p) Research and development

Research and development costs are expensed as incurred. Research and development costs amounted to EUR 9.3 million and EUR 11.0 million for the periods from January 1, 2001 through June 7, 2001 and June 8, 2001 through December 31, 2001, respectively, and EUR 19.8 million and EUR 16.0 million for the years ended December 31, 2002 and December 31, 2003 respectively.

q) Warranty costs

The Group's warranty policy provides for coverage of certain products. The Group's policy is to accrue the estimated cost of warranty coverage at the date the sale is recorded. The estimated liability is included as a current liability. Changes in the warranty liability are charged against earnings for the period.

r) Leasing

The Group leases certain property and equipment under various operating and capital lease arrangements. Leases are classified and accounted for as capital leases if substantially all the benefits of ownership have been transferred to the lessee. Significant financial leasing items are capitalized as fixed assets.

s) Income taxes

Income taxes consist of current and deferred taxes. Current taxes include taxes of consolidated subsidiaries for the year calculated in accordance with local regulations, as well as adjustments to prior year tax accruals and deferred taxes.

Deferred tax liabilities or assets are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax liabilities are recognized regardless of the likelihood of reversal of such amounts, with exception of deferred tax liabilities regarding permanently reinvested earnings in foreign subsidiaries, which are informed only in the notes to the financial statements. Deferred tax assets are reduced by a valuation allowance to the amount that is probable to be realized.

t) Stock-based compensation

The Group does not account for stock-based compensation, as it is not required under Finnish GAAP.

u) Pension arrangements

Statutory and supplementary pension obligations in Finland are covered through a compulsory pension insurance policy. Payments to pension insurance institutions are recorded in amounts determined by the insurance institutions according to certain prescribed actuarial assumptions and other rulings pursuant to the Finnish Employees' Act. Group companies outside of Finland have pension obligations arranged and pension liabilities recorded in accordance with the local regulations and practice. Changes in uncovered pension obligations are recorded as an expense in the income statement and the related pension liability is included as a provision or liability in the balance sheet.

v) Other operating income and expenses

Other operating income includes income from outside ordinary business activities, such as rental income and gains from the sale of fixed assets and other long-term investments.

Other operating expenses include expenses not directly related to production, such as expenses for marketing efforts, research and development, and other expenses related to general administration. Additionally, losses from the disposition of fixed assets and other long-term investments are included within other operating expenses.

w) Provisions

Provisions in the balance sheet include those items, which the Group is obliged to pay, future realization is probable, and the amount can reasonably be estimated, such as uncovered pension liabilities and restructuring expenses. Changes to provisions, excluding restructuring provisions that are a component of goodwill, are included in the income statement.

x) Extraordinary income and expenses

Extraordinary income and expenses are presented on a gross basis and include items, which are outside of the ordinary activities of the Group, such as items arising from divestments of operations.

y) Appropriations

Appropriations comprise voluntary provisions and the temporary differences related to the depreciation of the tax basis as compared to the book basis of fixed assets. Accumulated appropriations are divided into tax liability and shareholders' equity. The change in appropriations, net of the tax liability, is included in the earnings for the year. The amount of appropriations recorded in shareholders' equity in the Predecessor is not distributable according to the Finnish Companies Act.

z) Dividends

Dividends proposed by the Board of Directors are not recorded in the consolidated financial statements until they have been approved by the Annual General Meeting. The Group did not declare dividends for the year 2001, the year 2002 and the year 2003 and does not anticipate doing so in the near future.

aa) Consolidated statement of cash flows

The consolidated statement of cash flows is prepared in accordance with Finnish GAAP using International Accounting Standards (IAS) No. 7, "Cash Flow Statements", as amended.

Shares and Securities in Subsidiaries, Associated Companies and

Sanitec International S.A. December 31, 2003		% of Shares and Votes
SUBSIDIARIES [1]		
Sanitec Oy	Finland	100.0
Pool Sub-Financing Helsinki Oy	Finland	100.0
Pool Financing Helsinki Oy	Finland	100.0
Ido Bathroom Ltd.	Finland	100.0
Ido Baderom A/S	Norway	100.0
Porsgrund Oy	Finland	100.0
Ido Badrum AB	Sweden	100.0
Porsgrund Bad A/S	Norway	100.0
Ifö Sanitär AB	Sweden	100.0
Fastighets AB Pressarna	Sweden	100.0
Ifö Sanitär A/S	Norway	100.0
Scandi-aqualine A/S	Denmark	100.0
Ifö Sanitär Eesti AS	Estonia	100.0
Allia International S.A.	France	100.0
Allia Holding GmbH	Germany	100.0
Allia S.A.S.	France	100.0
Polyroc S.A.S.	France	100.0
Omnium de Distribution Sanitaires S.A.S.	France	100.0
Omnium de Distribution Sanitaires Sp. z o.o.	Poland	100.0
Leda S.A.S.	France	100.0
Leda Production S.A.S.	France	100.0
Koralle S.a.r.l.	France	100.0
Produits Ceramiques de Touraine S.A.	France	100.0
S.N.B. Manufacture S.A.R.L.	France	100.0
Koninklijke Sphinx B.V.	The Netherlands	100.0
Sanitair Techniek Rosmalen B.V.	The Netherlands	100.0
Warneton Industrie S.A.	Belgium	100.0
Sanker Spol. S.r.o.	Slovakia	100.0
Sphinx Gustavsberg Wroclaw Sp. z o.o.	Poland	80.4
Deutsche Sphinx Beteiligungen GmbH	Germany	100.0
Sphinx International B.V.	The Netherlands	100.0
Baduscho Dusch- und Badeeinrichtungen Produktions- und Vertriebsgesellschaft m.b.H.	Austria	100.0
Bekon Koralle AG	Switzerland	100.0
Koralle Sp. z o.o.	Poland	100.0
Sphinx Bathrooms Belgium N.V.	Belgium	100.0
Koralle International GmbH	Germany	94.8
Deutsche Sphinx Sanitär GmbH	Germany	100.0
Koralle Sanitärprodukte GmbH	Germany	100.0
Servico Gesellschaft fur Sanitärtechnik GmbH	Germany	100.0
Ceravid GmbH	Germany	100.0
Keramag Keramische Werke AG	Germany	95.0
Keramag Keramische Werke Haldensleben GmbH	Germany	95.0
Varicor S.A.	France	95.0

Other Shareholdings

Sanitec International S.A. December 31, 2003		% of Shares and Votes
SUBSIDIARIES [1]		
Keramag Vertriebs Holding GmbH	Germany	95.0
Eurocer Industria de Sanitarios S.A.	Portugal	100.0
Kerallia Productos Sanitarios Lda	Portugal	100.0
Laminex Sp. z o.o.	Poland	99.5
Evac International Ltd.	Finland	100.0
Evac AB	Sweden	100.0
Evac Vacuum Systems (Shanghai) Co Ltd.	China	100.0
Evac GmbH	Germany	100.0
AquaMar GmbH	Germany	100.0
Evac Oy	Finland	100.0
Evac S.A.R.L.	France	100.0
Evac S.r.l.	Italy	100.0
Evac (U.K.) Ltd.	Great Britain	100.0
Envirovac Inc.	USA	100.0
Evac Ltda	Brazil	100.0
Sanitec Kolo Sp. z o.o.	Poland	99.5
Scan Aqua Sp. z o.o.	Poland	99.8
Sugarlop B.V.	The Netherlands	100.0
Sanitec Leasing AB	Sweden	100.0
Domino Italia S.p.A	Italy	100.0
Sanitec Italia S.p.A.	Italy	100.0
Pozzi Ginori S.p.A.	Italy	100.0
Sanitec Servizi Logistici S.r.l.	Italy	100.0
Domino S.p.A.	Italy	100.0
Royal Sanitec AB	Sweden	100.0
Sanitec UK	Great Britain	100.0
Twyford Bathrooms	Great Britain	100.0
Twyfords Ltd.	Great Britain	100.0
Twyford Holdings Ltd.	Great Britain	100.0
Twyford Ltd.	Great Britain	100.0
Twyford Plumbing Solutions Ltd.	Great Britain	100.0
Sanitec Service GmbH	Germany	100.0
Associated Companies		
Hutschenreuther-Keramag GmbH	Germany	47.5
Ceramics Holdings Middle East B.V.	The Netherlands	50.0
Ceramic Holdings Middle East C.V.	The Netherlands	50.0
AWEK Industrial Patents Ltd. Oy	Finland	25.0
Other Shareholdings		
Sanitec Holding AG	Switzerland	19.9
Sanitec Holdings Pte Ltd.	Singapore	19.9

[1] Includes its major subsidiaries.

SANITEC CORPORATION

www.sanitec.com

P.O.Box 447 • 00101 Helsinki

Mikonkatu 15 A • 00100 Helsinki • Finland

tel. +358 9 7095 400 • fax +358 9 7731 207